File  Nos. ________/811-07949




	             SECURITIES AND EXCHANGE COMMISSION
	                  Washington, D.C.  20549
	                         FORM N-4

	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	            [X]
		Pre-Effective Amendment No.  	                            [ ]
		Post-Effective Amendment No.  ___	                    [ ]

	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940     [X]
	                    Amendment No.  __5_	                            [X]
	          (Check appropriate box or boxes.)

	            FIRST SYMETRA SEPARATE ACCOUNT S
	              (Exact Name of Registrant)

	 First Symetra National Life Insurance Company of New York
	                (Name of Depositor)

	777 108th Ave NE, Suite 1200, Bellevue, WA               98004
  (Address of Depositor's Principal Executive Offices)        (Zip Code)

	Depositor's Telephone Number, including Area Code (425) 256-8000

	            Name and Address of Agent for Service
	                  Jacqueline M. Veneziani
	               777 108th Ave NE, Suite 1200
	                Bellevue, Washington 98004
	                    (425) 256-5026



               Approximate date of Proposed Public Offering:
 As Soon as Practicable after the effective date of this registration statement.

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


                Title of Securities Being Registered:
        Individual Flexible Premium Variable Annuity Contracts

First Symetra
        Focus
Variable Annuity
    issued by
FIRST SYMETRA
SEPARATE
ACCOUNT S
and
FIRST SYMETRA
NATIONAL LIFE
INSURANCE COMPANY
OF NEW YORK

This prospectus describes an individual flexible premium deferred variable annuity contract, the First Symetra Focus Variable Annuity Contract, and contains important information. Please read it before investing and keep it on file for future reference. This prospectus does not constitute an offering in any jurisdiction in which the contract may not lawfully be sold.

Investment in a variable annuity contract is subject to risks, including the possible loss of principal. The contracts are not deposits or obligations of, or guaranteed or endorsed by, any financial institution; and are not insured or guaranteed by the Federal Deposit Insurance Corporation, or any other government agency.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.


Dated:  May 1, 2007

FIDELITY[registered trademark symbol] VARIABLE INSURANCE PRODUCTS
	-	Fidelity VIP Index 500 Portfolio - Initial Class
	-	Fidelity VIP Money Market Portfolio - Initial Class

FINANCIAL INVESTORS VARIABLE INSURANCE TRUST
	-	Ibbotson Aggressive Growth ETF Asset Allocation Portfolio - Class I
	-	Ibbotson Balanced ETF Asset Allocation Portfolio - Class I
	-	Ibbotson Conservative ETF Asset Allocation Portfolio - Class I
	-	Ibbotson Growth ETF Asset Allocation Portfolio - Class I
	-	Ibbotson Income and Growth ETF Asset Allocation Portfolio - Class I

VANGUARD VARIABLE INSURANCE FUND PORTFOLIOS
	-	Vanguard VIF - Balanced Portfolio - Investor Class
	-	Vanguard VIF - High Yield Bond Portfolio - Investor Class
	-	Vanguard VIF - International Portfolio - Investor Class
	-	Vanguard VIF - Mid-Cap Index Portfolio - Investor Class
	-	Vanguard VIF - REIT Index Portfolio - Investor Class
	-	Vanguard VIF - Total Bond Market Index Portfolio - Investor Class
	-	Vanguard VIF - Total Stock Market Index Portfolio - Investor Class

You can allocate your contract cash value to First Symetra Separate Account S ("Separate Account"), which invests in the Sub-accounts listed here. The Portfolio prospectuses for each of the Sub-accounts available through the Separate Account should be read in conjunction with this prospectus and, if not included with this prospectus, are available by request at no charge.

To learn more about the First Symetra Focus Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated May 1, 2007. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally part of the prospectus. You may request a free copy of the SAI, a paper copy of this prospectus, if you have received it in an electronic format, or a prospectus for any of the underlying Portfolios, by calling us at 1-800-796-3872 or writing us at: PO Box 34690, Seattle, WA 98124-3882.
The table of contents for the SAI can be found at the end of this prospectus. The SEC maintains a website at http://www.sec.gov that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically.

-------------------------------------------------------------------------------
TABLE OF CONTENTS							Page
-------------------------------------------------------------------------------
DEFINED TERMS

SUMMARY

FEE TABLE

EXAMPLES

1.	THE ANNUITY CONTRACT
	Owner
	Annuitant
	Beneficiary
	Assignment

2.	ANNUITY PAYMENTS (INCOME PHASE)
	Changing Sub-accounts During the Income Phase

3.	PURCHASE
	Purchase Payments
	Allocation of Purchase Payments
	Accumulation Units
	Right to Examine

4.	SUB-ACCOUNT OPTIONS
	Sub-account Options
	Changes to the Sub-accounts
	Voting Rights
	Transfers
	Scheduled Transfers
		Dollar Cost Averaging
		Appreciation Sweep
		Sub-account Rebalancing
	Limits on Excessive Transfers and Market Timing Activity

5.	CHARGES & EXPENSES
	Insurance Charges
	Optional Benefit Charges
	Annual Administration Maintenance Charge
	Surrender Charge
	Free Withdrawal Amount
	Withdrawal Charge
	Transfer Charge
	Income or Other Taxes
	Portfolio Expenses

6.	TAXES
	Annuity Contracts in General
	Death Benefits
	Qualified Contracts
	Withdrawals from Roth IRAs and Roth TSAs
	Withdrawal for Investment Adviser Fees
	Non-qualified Contracts
	Taxation of Annuity Payments
	Exchanges
	Diversification
	Tax Withholding

7.	ACCESS TO YOUR MONEY
	Healthcare Confinement
	Repetitive Withdrawals
	TSA Withdrawal Restrictions
	Minimum Value Requirements
	Surrendering Your Contract

8.	DEATH BENEFIT
	Calculation Date
	Payment of the Death Benefit
		Spousal Continuation Option
		Death During the Accumulation Phase
		Death During the Income Phase
	Guaranteed Minimum Death Benefit
		Calculation of Death Benefit
	Optional Death Benefit
		Guaranteed Minimum Death Benefit Age Extension
	Limitation on Death Benefit
	Beneficiary

9.	OTHER INFORMATION
	First Symetra
	Separate Account
	Changes to the Separate Account
	Distribution (Principal Underwriter)
	Amendments to the Contract
	Legal Proceedings
	Right to Suspend Annuity Payments, Transfers, or Withdrawals Reduction of Charges or Additional Amounts Credited
	Website Information
	Financial Statements

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

APPENDIX A:  CALCULATION OF SURRENDER AND WITHDRAWAL CHARGES

APPENDIX B:  ACCUMULATION UNIT VALUES

                                DEFINED TERMS
We have used simple, clear language as much as possible in this prospectus. However, by the very nature of the contracts certain technical words or terms are unavoidable. We have identified the following as some of these words or terms.

Accumulation Phase	The period between the date we allocate your first
			Purchase Payment and the Annuity Date. During this phase, you can invest money in your contract.

Accumulation Unit	A unit of measure we use to calculate the value in a
			Sub-account during the Accumulation Phase.

Annuitant		The natural person on whose life annuity payments for
			this contract are based. You are the Annuitant unless you designate someone else before the Annuity Date.

Annuity Date		The date annuity payments begin under an annuity option.
			This date must be before the maximum annuitization date specified in your contract.

Annuity Unit 		A unit of measure we use to calculate the value of
			variable annuity payments during the Income Phase.

Beneficiary		The person or entity designated to receive any contract
			benefits upon the Owner's death.

Business Day 		Any day the New York Stock Exchange is open for regular
			trading.
Contract Date		The Business Day your initial Purchase Payment and all
			required information are received at First Symetra.
			The Contract Date is identified on the contract data page.

Contract Value		The sum of the value of the Sub-accounts attributable
			to your contract.

Contract Year		A 12-month period starting on the Contract Date and
			each anniversary of that date.

Income Phase 		The period beginning on the Annuity Date during which
			the payee receives annuity payments.

NYSE			The New York Stock Exchange.

Net Investment Factor	A unit of measure we use in calculating the daily
			change in Accumulation Unit value for each Sub-account.

Owner 			The person or legal entity entitled to exercise all
			rights and privileges under the contract. If there are joint Owners, the signatures of both Owners are needed to exercise rights under the contract. Any reference to Owner in this prospectus includes any joint Owner.

Portfolios 		The variable investment options available under
			the contract.

Purchase Payment 	An amount paid to First Symetra for allocation under
			the contract.

Separate Account	First Symetra Separate Account S, a segregated
			asset account established under New York law.
Sub-account		A division of the Separate Account for which
			Accumulation Units and Annuity Units are separately maintained. Each Sub-account invests exclusively in a particular Portfolio.

-------------------------------------------------------------------------------
                                    SUMMARY
-------------------------------------------------------------------------------
Topics in this Summary correspond to sections in the prospectus which discuss them in more detail.

-------------------------------------------------------------------------------
THE ANNUITY CONTRACT
-------------------------------------------------------------------------------

The prospectus describes generally applicable provisions of the annuity contract. The provisions of your contract control if inconsistent with any of the provisions in the prospectus.

The annuity contract (the "contract") is an agreement between you, the Owner, and First Symetra National Life Insurance Company of New York ("First Symetra", "we", and "us"). It is designed to help you invest on a tax-deferred basis and meet long-term financial goals, such as retirement funding. The contract provides for a guaranteed income or a death benefit. You should not buy the contract if you are looking for a short-term investment or if you cannot accept the risk of getting back less money than you put in.

You may divide your money among the Sub-accounts available under the contract. Each Sub-account purchases the shares of a corresponding underlying Portfolio. The value of the Sub-accounts can fluctuate up or down, based on the investment performance of the underlying investments. Your investment in the Sub-accounts is not guaranteed and you may lose money. Your choices for the various Sub-accounts are found in Section 4.

The contract has an Accumulation Phase and an Income Phase. During the Accumulation Phase, you invest money in your contract. Earnings accumulate on a tax-deferred basis and are treated as income when you make a withdrawal. Your earnings or losses are based on the investment performance of the Sub-accounts you selected. During the Income Phase, the payee (you or someone you choose) will receive payments from your annuity.

The amount of money you are able to accumulate in your contract during the Accumulation Phase will determine the amount of payments during the Income Phase.
-------------------------------------------------------------------------------
ANNUITY PAYMENTS (INCOME PHASE)
-------------------------------------------------------------------------------

You can select from one of four payment options: Life Annuity; Life Annuity with Guaranteed Period; Joint and Survivor Life Annuity; or Period Certain Annuity. This selection cannot be changed once you switch to the Income
Phase. However, switching to the Income Phase does not affect the available investment options under a variable annuity option. You can choose to have fixed or variable payments, or both, for all options other than period certain options.  You may choose only fixed payments for Period Certain
Annuity options. Any portion of annuity payments that you elect to have as variable payments will be based on investment in the Sub-accounts and will vary in amount depending on investment performance.
-------------------------------------------------------------------------------
PURCHASE
-------------------------------------------------------------------------------

You can buy the contract with $10,000.  You can add $10,000 or more as often as you like during the Accumulation Phase. Any Purchase Payment in excess of $1 million dollars requires our prior approval.
-------------------------------------------------------------------------------
INVESTMENT OPTIONS
-------------------------------------------------------------------------------

Currently, this contract offers 14 Portfolios through the
Sub-accounts of  Separate Account S. Depending upon market conditions, you can make or lose money in any of these Sub-accounts.  We reserve the right to add, combine, restrict or remove any Sub-account available as an investment option under your contract.
-------------------------------------------------------------------------------
CHARGES & EXPENSES
-------------------------------------------------------------------------------

The contract has insurance features and investment features, and there are costs related to each.

We deduct insurance charges which equal a maximum of up to 1.50% annually of the average daily net assets of each Sub-account. The insurance charges are deducted daily and include: a mortality and expense risk charge which equals 1.10% annually, and an asset related administration charge which equals a maximum of up to 0.40% annually.

Each Contract Year, we deduct an annual administration maintenance charge from your contract. This charge is $40 and is waived if the value of your contract is $50,000 or more.

If you take more than 10% of your Contract Value out in a Contract Year, you may be assessed a surrender charge. The amount of this charge depends upon the length of time each Purchase Payment has been in your contract. The charge is based upon the amount withdrawn and starts at 7% from the date the Purchase Payment is made and declines until the eighth and later years of each Purchase Payment when there is no charge.

A separate withdrawal charge equal to $25 may apply to each withdrawal after the first in a Contract Year.

You can transfer between Sub-accounts up to 12 times per Contract Year free of a transfer charge. Your transfers may be limited, however, by market timing and excessive trading policies and procedures. A transfer charge equal to the lesser of $10 or 2% of the amount being transferred may apply to each additional transfer.

There are also annual Portfolio expenses which vary depending upon the Portfolios you select. In 2006, these expenses ranged from _______% to _______%.

An additional death benefit option called the Guaranteed Minimum Death Benefit - Age Extension ("GMDB - Age Extension") is available. If you elect the GMDB-Age Extension rider, we will deduct an additional charge of 0.10% from the average daily net assets of each Sub-account.

The Fee Table following this Summary show the various expenses you will incur directly and indirectly by investing in the contract. There are situations where all or some of the Owner transaction expenses do not apply. See
Section 5 - Charges & Expenses for a more detailed discussion.
-------------------------------------------------------------------------------
TAXES
-------------------------------------------------------------------------------

Generally, earnings and amounts equal to Purchase Payments are not taxed until you withdraw them from the contract.  During the Accumulation Phase, if you take a withdrawal from the contract you are taxed first on earnings. Earnings are taxed as ordinary income. Exceptions may apply to contracts issued in connection with certain retirement plans. If you are younger than
59 1/2 when you withdraw money from the contract, you may be charged a 10% penalty on the taxable amount. During the Income Phase, annuity payments are considered partly a return of your original investment and partly earnings, and are taxed in the year received.
-------------------------------------------------------------------------------
ACCESS TO YOUR MONEY
-------------------------------------------------------------------------------

You may withdraw money at any time during the Accumulation Phase unless you are restricted by requirements of a retirement plan.  Each Contract Year, you can take up to 10% of the Contract Value without paying a surrender charge.  Amounts in excess of 10% may be subject to a surrender charge.
This charge varies based on the ages of your particular Purchase Payments.
You may have to pay income taxes and tax penalties on any money you withdraw from the contract.
-------------------------------------------------------------------------------
PERFORMANCE
-------------------------------------------------------------------------------

The value of your contract will vary up or down depending upon the investment performance of the Sub-accounts you choose.  Past performance is not a guarantee of future results.
-------------------------------------------------------------------------------
DEATH BENEFIT
-------------------------------------------------------------------------------

If you die before moving to the Income Phase, we will pay a death benefit as described in Section 8 - Death Benefit.
-------------------------------------------------------------------------------
OTHER INFORMATION
-------------------------------------------------------------------------------

Right to Examine. If you cancel the contract within 10 days after receiving it, we will send your money back without assessing a surrender charge or any other charges. You will receive the Contract Value as valued on the day we receive your request, plus a refund of any amounts deducted as fees or charges. Your refund may be more or less than your original Purchase Payment.

Transactions. Under the following strategies, you can initiate transfers or withdrawals as desired or schedule them in advance. These are available at no additional charge.

	-	Dollar Cost Averaging: You may elect to automatically
		transfer a set amount from any Sub-account to any of the other Sub-accounts monthly or quarterly. This feature attempts to achieve a lower average cost per unit over time.

	-	Appreciation Sweep: If your balance in the Fidelity VIP
		Money Market Portfolio is at least $10,000, you may elect to have interest from earnings from the Fidelity VIP Money Market Portfolio automatically swept monthly, quarterly, semi-annually, or annually into any other Sub-account of your choice.

	-	Sub-account Rebalancing: If your Contract Value is at
		least $10,000, you may elect to have each Sub-account rebalanced quarterly, semiannually, or annually to maintain your specified allocation percentages.

	-	Repetitive Withdrawals: You may elect to receive monthly,
		quarterly, or annual checks during the Accumulation Phase. Any money you receive may result in contract charges, income taxes, and tax penalties.

Qualified Contracts. You may purchase the contract as an Individual Retirement Annuity ("IRA"), Roth IRA, SIMPLE IRA, SEP IRA, Tax Sheltered Annuity ("TSA"), or Roth TSA which we also refer to as qualified contracts because they are qualified to provide you certain tax deferral features under the Internal Revenue Code. You do not have to purchase an annuity contract to obtain the same type of tax deferral as provided by other qualified retirement arrangements. However, the contract provides features and benefits not provided by such other arrangements. There are costs and expenses under the contract related to these benefits and features. You should consult your tax advisor to determine whether the use of the contract within a qualified retirement plan is an appropriate investment for you. Exchanges. It may not be in your best interest to surrender an existing annuity contract or to exchange one annuity contract for another in a "tax-free" exchange under Section 1035 of the Internal Revenue Code of 1986, as amended, in connection with purchase of the contract. You should compare both contracts carefully. There may be a surrender charge on your old contract, there will be a new surrender charge period under this contract, other charges may be higher (or lower), and the benefits will probably be different. You should not exchange another annuity contract for this one unless you determine, after knowing all of the facts, that the exchange is in your best interest and not just better for the person trying to sell you this contract (that person will generally be paid a commission if you buy this contract through an exchange or otherwise).

-------------------------------------------------------------------------------
INQUIRIES
-------------------------------------------------------------------------------

Our home office is located at:

First Symetra National Life
Insurance Company of New York
330 Madison Avenue
9th Floor
New York, NY 10017

If you need more information and for general correspondence, please contact us at our "Administrative Office":

First Symetra National Life
Insurance Company of New York
PO Box 34690
Seattle, WA 98124

For Overnight Mail:

First Symetra National Life
Insurance Company of New York
777 108th Ave. NE, Suite 1200
Bellevue, WA 98004

By Phone:
1-800-796-3872

On the Internet:
http://www.symetra.com

-------------------------------------------------------------------------------
                     FIRST SYMETRA SEPARATE ACCOUNT S FEE TABLE
-------------------------------------------------------------------------------

The purpose of the Fee Table is to show you the various fees and expenses you will incur directly and indirectly by buying and owning the contract. The
Fee Table reflects the expenses of the Separate Account as well as the Portfolios.

The Owner Transaction Expenses Table describes the fees and expenses that you will pay when you make withdrawals or transfer money between investment options.


-------------------------------------------------------------------------------
OWNER TRANSACTION EXPENSES 		  AMOUNT DEDUCTED
-------------------------------------------------------------------------------
SURRENDER CHARGE(1) (2) (3)		  Years Elapsed: 0  1  2  3  4  5  6  7
(As a percentage of the Purchase Payment
 withdrawn based on complete years 	  Percentage:    7% 7% 7% 6% 6% 5% 4% 0%
elapsed since the receipt of a
Purchase Payment)
-------------------------------------------------------------------------------
WITHDRAWAL CHARGE (4)
(Assessed for each withdrawal after
the first withdrawal  in a Contract Year)			$25
-------------------------------------------------------------------------------
TRANSFER CHARGE
(Assessed for each  transfer in 	   $10 or 2% of amount transferred
excess of 12 transfers in a 			whichever is less
Contract Year)
-------------------------------------------------------------------------------
(1) Surrender Charges may be reduced if contracts are sold to a large group of individuals.

(2) The aggregate of the surrender charge and withdrawal charge will not exceed 9% of purchase payments.

(3) We eliminate this charge for individual retirement annuities purchased with rollovers of $20,000 or more from employer-sponsored plans that own group variable annuities issued by us.

(4) We eliminate this charge for withdrawals taken through EFT, annuity payments, repetitive withdrawals or if you withdraw the entire Contract Value.


The Periodic Charges Table below describes the fees and expenses that you will pay periodically during the time that you own the contract, not including Portfolio fees and expenses. This table also includes the charges you would pay if you added optional benefits to your contract.

-------------------------------------------------------------------------------
              PERIODIC CHARGES
	   Shown As An Annual Rate
(Not Including Portfolio Operating Fees And Expenses)	  AMOUNT DEDUCTED
-------------------------------------------------------------------------------
ANNUAL ADMINISTRATION MAINTENANCE CHARGE(1) 			$40
-------------------------------------------------------------------------------
SEPARATE ACCOUNT ANNUAL EXPENSES
(As a percentage of average daily net assets of each Sub-account)

-------------------------------------------------------------------------------
   Maximum Mortality And Expense Risk Charge			1.10%
   Maximum Asset Related Administration Charge(2)  		0.40%
   TOTAL MAXIMUM  SEPARATE ACCOUNT ANNUAL EXPENSES		1.50%
-------------------------------------------------------------------------------
CHARGES FOR OPTIONAL FEATURE - Shown As An Annual Rate
-------------------------------------------------------------------------------
   GUARANTEED MINIMUM DEATH BENEFIT AGE EXTENSION		0.10%
   (as a percentage of the average daily net
    assets of each Sub-account)
-------------------------------------------------------------------------------
(1) We do not deduct this charge if the Contract Value is at least $50,000 when the deduction is to be made.
(2) The asset-related administration charge is based upon your Contract Value as of the start of each Contract Year. Your asset-related administration charge may be less than the maximum charge of 0.40%. Please see the chart below for the range of charges.

-------------------------------------------------------------------------------
                    ASSET-RELATED ADMINISTRATION  CHARGE
	    (deducted daily and shown here as an annual rate)
-------------------------------------------------------------------------------
Contract  $0 to      $100,000.00 to  $250,000.00 to  $500,000.00 to  $1 million
 Value	 $99,999.99  $249,999.99     $499,999.99     $999,999.99      or more
-------------------------------------------------------------------------------
Charge	  0.40%		0.35%		0.25%	    0.15%	   0.05%
-------------------------------------------------------------------------------
The Total Annual Portfolio Expense Table shows the lowest and highest total operating expenses deducted from Portfolio assets that you would have paid as of the end of the fiscal year December 31, 2006. Actual expenses in the future may be higher. More detail concerning each individual Portfolio company's fees and expenses is contained in the prospectus for each Portfolio.
-------------------------------------------------------------------------------
TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES	Lowest		Highest
-------------------------------------------------------------------------------
Expenses that are deducted from Portfolio
assets, including management fees,
distribution (12b-1) fees and other expenses
-------------------------------------------------------------------------------

The Individual Annual Portfolio Operating Expenses Table shows the annual operating expenses separately for each Portfolio for the fiscal year ended December 31, 2006. The table below shows the total Individual Annual Portfolio Expenses and for those Portfolios where a contractual agreement to waive or reimburse all or a portion of the Portfolio expenses exists, the Net Total Annual Portfolio Operation Expenses are shown as well. Please see the individual Portfolio prospectuses for more detailed information about Portfolio expenses.

We have agreements with each of the Portfolio managers that describe the administrative practices and responsibilities of the parties. To the extent it performs services for the fund, First Symetra may receive an asset based administrative fee from the Portfolio's advisor or distributor. These fees may be up to 0.25% per year and may depend on the amount we have invested in the Portfolios. In addition, the Portfolios may make payments to First Symetra or its affiliates pursuant to a distribution and/or servicing plan adopted by the fund pursuant to Rule 12b-1 under the Investment Company Act of 1940. Such distribution or "12b-1" fees are disclosed in the table below.


                 INDIVIDUAL ANNUAL PORTFOLIO OPERATING EXPENSES
                    (as a percentage of average net assets)

---------------------------------------------------------------------------------------------------------------------
												       Net Total
												       Annual Individual
												       Portfolio
						Distribution		Total Annual	Contractual    Operating
				Management	Service	     Other	Individual	Expense Waiver  Expenses
				Fees		(12b-1)	     Expenses	Operating	or		(After any
						Fees			Expenses	Reimbursement	reimbursement
													and waiver
													agreements
---------------------------------------------------------------------------------------------------------------------

Fidelity VIP Index 500 Portfolio
- Initial Class
Fidelity VIP Money Market Portfolio
- Initial Class

Ibbotson Aggressive Growth ETF
Asset Allocation Portfolio - Class I
Ibbotson Balanced ETF Asset
Allocation Portfolio - Class I
Ibbotson Conservative ETF Asset
Allocation Portfolio - Class I
Ibbotson Growth ETF Asset Allocation
Portfolio -Class I
Ibbotson Income and Growth ETF Asset
Allocation Portfolio - Class I

Vanguard VIF - Balanced Portfolio
- Investor Class
Vanguard VIF - High Yield Bond Portfolio
- Investor Class
Vanguard VIF - International Portfolio
- Investor Class
Vanguard VIF - Mid-Cap Index Portfolio
- Investor Class
Vanguard VIF - REIT Index Portfolio
- Investor Class
Vanguard VIF - Total Bond Market
Index Portfolio - Investor Class
Vanguard VIF - Total Stock Index
Portfolio - Investor Class



The above Portfolio expenses were provided by the Portfolios.  We have not independently verified the accuracy of the information.

-------------------------------------------------------------------------------
                                    EXAMPLES
-------------------------------------------------------------------------------

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts.
These costs include contract Owner transaction expenses, contract fees, Separate Account annual expenses (including the mortality and expense risk charge, the asset-related administration charge and if applicable the GMDB-Age Extension rider), and the Portfolio fees and expenses.
For purposes of calculating the examples, the annual administration maintenance charge of $40 has been converted to a percentage based on a ratio of the anticipated annual administration maintenance charges collected during the year to the anticipated average net assets. The examples assume no transfers or partial withdrawals. The examples do not take into consideration any fee waiver or reimbursement arrangements of the underlying Portfolios. If these arrangements were taken into consideration, the expenses shown would be lower. We based annual expenses of the underlying Portfolios on data provided by the Portfolio companies for the year ended December 31, 2006. We did not ndependently verify the data provided; but we did prepare the examples.

The examples should not be considered a representation of past or future expenses. Your actual costs may be higher or lower. The 5% annual return assumed in the examples is purely hypothetical. Actual returns (investment performance) will vary and may be more or less than 5%.
-------------------------------------------------------------------------------
                          EXAMPLES WITH STANDARD FEATURES
-------------------------------------------------------------------------------
You would pay the following expenses on a $10,000 investment in the contract for the time periods indicated below assuming that your investment has a 5% return each year.

THE FOLLOWING EXAMPLE ASSUMES THE HIGHEST FEES AND EXPENSES OF ANY OF THE PORTFOLIOS.

If You Surrender Your Contract At The End of Each Time Period
-------------------------------------------------------------
1 Year
-------------------------------------------------------------
3 Years
-------------------------------------------------------------
5 Years
-------------------------------------------------------------
10 Years
-------------------------------------------------------------


If The Contract Is Not Surrendered or Is Annuitized
-------------------------------------------------------------
1 Year
-------------------------------------------------------------
3 Years
-------------------------------------------------------------
5 Years
-------------------------------------------------------------
10 Years
-------------------------------------------------------------

THE FOLLOWING EXAMPLE ASSUMES THE LOWEST FEES AND EXPENSES OF ANY OF THE PORTFOLIOS.

If You Surrender Your Contract At The End of Each Time Period
-------------------------------------------------------------
1 Year
-------------------------------------------------------------
3 Years
-------------------------------------------------------------
5 Years
-------------------------------------------------------------
10 Years
-------------------------------------------------------------

If The Contract Is Not Surrendered or Is Annuitized
-------------------------------------------------------------
1 Year
-------------------------------------------------------------
3 Years
-------------------------------------------------------------
5 Years
-------------------------------------------------------------
10 Years
-------------------------------------------------------------

-------------------------------------------------------------------------------
           EXAMPLES WITH GUARANTEED MINIMUM DEATH BENEFIT AGE EXTENSION
-------------------------------------------------------------------------------
You would pay the following expenses on a $10,000 investment in the contract for the time periods indicated below assuming that you elect the GMDB-Age Extension and your investment has a 5% return each year.

THE FOLLOWING EXAMPLE ASSUMES THE HIGHEST FEES AND EXPENSES OF ANY OF THE PORTFOLIOS.

If You Surrender Your Contract At The End of Each Time Period
-------------------------------------------------------------
1 Year
-------------------------------------------------------------
3 Years
-------------------------------------------------------------
5 Years
-------------------------------------------------------------
10 Years
-------------------------------------------------------------


If The Contract Is Not Surrendered or Is Annuitized
-------------------------------------------------------------
1 Year
-------------------------------------------------------------
3 Years
-------------------------------------------------------------
5 Years
-------------------------------------------------------------
10 Years
-------------------------------------------------------------

THE FOLLOWING EXAMPLE ASSUMES THE LOWEST FEES AND EXPENSES OF ANY OF THE PORTFOLIOS.

If You Surrender Your Contract At The End of Each Time Period
-------------------------------------------------------------
1 Year
-------------------------------------------------------------
3 Years
-------------------------------------------------------------
5 Years
-------------------------------------------------------------
10 Years
-------------------------------------------------------------

If The Contract Is Not Surrendered or Is Annuitized
-------------------------------------------------------------
1 Year
-------------------------------------------------------------
3 Years
-------------------------------------------------------------
5 Years
-------------------------------------------------------------
10 Years
-------------------------------------------------------------

Different fees may be imposed during the Income Phase. Please see Section 5 - Charges & Expenses for a more detailed description.

                     CONDENSED FINANCIAL INFORMATION

As this is a new product, there is no Accumulation Unit value history available for Appendix B.

-------------------------------------------------------------------------------
                          1. THE ANNUITY CONTRACT
-------------------------------------------------------------------------------

This prospectus describes a variable annuity contract offered by First Symetra.

The annuity contract is an agreement between First Symetra and you, the Owner, where we promise to pay an income in the form of annuity payments, beginning on a date you select, or a death benefit. When you are investing money, your contract is in the Accumulation Phase. Once you begin receiving annuity payments, your contract is in the Income Phase.

Contracts owned by or for individuals generally benefit from tax deferral under the Internal Revenue Code of 1986, as amended ("Code"). You can change your investment allocation or transfer between investment options without paying tax on contract earnings until you withdraw money from the contract.

The contract is called a variable annuity because you can choose among the available Sub-accounts. Each Sub-account invests in a corresponding Portfolio and you can make or lose money depending upon market conditions. The investment performance of the Sub-account(s) you select affects the value of your contract and, therefore, affects the amount of the annuity payments available at the time of annuitization. Investment performance of the Sub-account(s) also impacts the amount of any variable annuity payments. You may also choose fixed annuity payments. Unlike variable annuity payments, once the income phase begins fixed annuity payments are not affected by the investment performance of the Sub-accounts.

OWNER
The Owner ("you") is as shown on the contract application, unless changed. You, as the Owner, may exercise all Ownership rights under the contract.

The contract can be owned by joint Owners. Each joint Owner has equal Ownership rights and must exercise those rights jointly.

Use care when naming joint Owners and beneficiaries and consult your agent or other advisor if you have questions.

ANNUITANT
The Annuitant(s) is/are the person(s) on whose life/lives annuity payments are based. You are the Annuitant unless you designate someone else before switching to the Income Phase. Owners who are non-natural persons (e.g., corporations or trusts) may not change the Annuitant.

BENEFICIARY
The Beneficiary is the person or entity that is entitled to receive a benefit as described in Section 8 - Death Benefit. You initially name the Beneficiaryon your contract application and it can be changed at any time unless you have designated the Beneficiary as irrevocable.

ASSIGNMENT
You can assign the contract; however, the new Owner can not be older than the maximum issue age on the Contract Date. Assignments may result in current taxation and, if you are under age 59 1/2, a 10% tax penalty. We are not liable for payments made prior to receipt of an effective assignment.
We are not responsible for the validity of any assignments, tax consequences, or actions we may take based on an assignment later determined to be invalid.

If your contract is an Individual Retirement Annuity ("IRA") or otherwise tax-qualified, your ability to assign the contract may be limited.
-------------------------------------------------------------------------------
                      2. ANNUITY PAYMENTS (INCOME PHASE)
-------------------------------------------------------------------------------

You can switch to the Income Phase at any time after the contract has been in effect for one year by notifying us in writing at least 30 days prior to the date that you want annuity payments to begin. However, the Income Phase will start no later than the maximum annuitization age of 95, or earlier if required by law. Certain restrictions may apply under some retirement plans.

During the Income Phase, the payee (you or someone you choose) will receive annuity payments beginning on the Annuity Date. You name the payee when you elect an annuity option and you may change the payee designation at any time by writing to us. You may select or change an annuity option at any time prior to switching to the Income Phase by completing an election form that you can request in writing or by phone from us at any time or by downloading the form from our web site. Some retirement plans and/or contract versions require that the Annuitant be the Owner and payee once annuity payments begin.

Switching to the Income Phase is irrevocable. Once you begin receiving annuity payments, you cannot switch back to the Accumulation Phase. During the Income Phase, you cannot add Purchase Payments, make withdrawals, change or add an Annuitant, change the annuity option, or change between fixed and variable annuity payments. If you transfer the right to receive annuity payments to someone else, there may be gift and income tax consequences.

Annuity payments will begin on the earlier of:

	-	the first available payment date after you elect to begin
		annuity payments;

	-	the latest Annuity Date specified in your contract; or

	-	a different Annuity Date if required by law.

You may choose one of the options listed below and (other than the period certain annuity) may choose whether annuity payments will be made on a fixed basis, variable basis, or both. Period certain annuities are available only on a fixed basis. If you don't choose an annuity option, payments will be made on a variable basis. Annuity options made on a variable basis convert Accumulation Units to Annuity Units on the date you switch to the Income Phase. Once annuity payments under a life annuity option are started, they cannot be exchanged for a lump sum. See the Statement of Additional Information (SAI) for additional information.

The amount of each annuity payment depends on many factors including the guarantees, if any, under the annuity option you choose, the frequency of annuity payments, the investment performance if you choose variable annuity payments, the Annuitant's age at the time you switch to the Income Phase, and, under some contracts, the Annuitant's sex. If you choose a life annuity option, the number of annuity payments the payee receives depends on how long the Annuitant lives, not the Annuitant's life expectancy.

	Life Annuity. The payee receives monthly annuity payments as long as the Annuitant is living. Annuity payments stop when the Annuitant dies. There is no minimum number of payments with this option.

	Life Annuity with Guaranteed Period. The payee receives monthly annuity payments for the longer of the Annuitant's life or a guaranteed period of five or more years, as selected by you and agreed to by us. Annuity payments stop on the later of the date the Annuitant dies or the date the last guaranteed payment is made. The amount of the annuity payments may be affected by the length of the guaranteed period you select. A shorter guaranteed period may result in higher annuity payments during the Annuitant's life and fewer or no remaining guaranteed payments to the payee.

	Joint and Survivor Life Annuity. The payee receives monthly annuity payments as long as the Annuitant is living. After the Annuitant dies, the payee receives a specified percentage of each annuity payment as long as the joint Annuitant is living. Annuity payments stop the later of the date the Annuitant dies or the date the joint Annuitant dies. You name the joint Annuitant and payment percentage at the time you elect this option. Choosing a lower percentage amount to be paid after the death of the Annuitant and while the joint Annuitant is living results in higher payments while both Annuitants are living.

	Period Certain Annuity. The payee receives monthly annuity payments for a specific period of time, usually 5, 10, 15, or 20 years. This guaranteed period may not exceed the Annuitant's life expectancy. This option does not guarantee payments for the rest of the Annuitant's life. This payout option is available only as a fixed annuity.

If you do not choose an annuity option at least 30 days before the latest Annuity Date specified in your contract, we will make variable annuity payments under the Life Annuity with Guaranteed Period using a guaranteed period of 10 years.

You may choose to have annuity payments made on a monthly, quarterly, semi-annual or annual basis. If state law allows, we may choose to distribute your Contract Value of $2,000 or less in a lump sum rather than providing you annuity payments. We also reserve the right to change the payment frequency if payment amounts would be less than $250. You may elect to have payments delivered by mail or electronically transferred to a bank account.

We may require proof of age or sex before beginning annuity payments that are based on life. If the age or sex of any Annuitant has been misstated, annuity payments will be based on the corrected information. Underpayments will be made up in a lump sum with the next scheduled payment. Overpayments will be deducted from future payments until the total is repaid. We may require evidence satisfactory to us that an Annuitant is living before we make any payment.

Variable Annuity Payments. Any portion of annuity payments based on investment in the Sub-accounts will vary in amount depending on investment performance. Unless you tell us otherwise, annuity payments will be based on the investment allocations in place on the date you switch to the Income Phase.

If you choose to have any portion of annuity payments based on investment in the Sub-accounts, the dollar amount of each payment will depend on:

	-	the value of your contract in the Sub-accounts as of the
		first close of the New York Stock Exchange ("NYSE") on or after the 15th day of the month preceding the Annuity Date;

	-	an assumed investment return; and

	-	the investment performance of the Sub-accounts you selected.

Your contract contains a Variable Annuity Purchase Rate Table that we use to determine the amount of the first annuity payment under your contract.
The tables are based on an annual investment return of 4% and the Annuity 2000 Mortality Table. The amount of the first annuity payment is generally determined on the basis of the annuity option selected, the annuity purchase rate (as shown in your contract's Variable Annuity Purchase Rate Table), the age and sex of the annuitant, and the Annuity Date. If actual investment performance of the Sub-accounts exceeds the assumed investment return of 4%, the value of Annuity Units increases and the next variable annuity payment will be larger. Similarly, if the actual investment performance is less than the assumed investment return, the value of Annuity Units decreases and the next variable annuity payment will be smaller. Under any variable annuity option, actual investment performance of the Sub-accounts may affect the amount of annuity payments. For more information, please see the SAI.

Fixed Annuity Payments. The dollar amount of fixed annuity payments does not vary with investment performance, therefore, each payment amount will stay the same. Annuity payments under all life annuity options will be determined by applying the Contract Value or a portion of the Contract Value to purchase fixed annuity payments to the Fixed Annuity Purchase Rate Table shown in your contract, or the current rates at that time if more favorable to you.

CHANGING SUB-ACCOUNTS DURING THE INCOME PHASE
After you switch to the Income Phase and while you are receiving variable annuity payments, you may request to change Sub-account elections only once a month. We make all annuity payments on the 1st of the month, and those payments are calculated based on the unit value as of the close of the NYSE on the 15th of the preceding month. Once we have calculated the amount of your annuity payment for the current month, we determine the amount of Annuity Units in the newly elected Sub-account which that amount will purchase. The number of units in the new Sub-account will be used to determine future annuity payments, unless another allocation change is requested. Your payment will not change amounts in the current month, however, future payments will be based upon the new selection thereafter.

	Example: Assume that your variable annuity payments have been based on allocations in Sub-account A and you have 20 units. When we calculate your payment, we determine that the value of an Accumulation Unit for Sub-account A on the close of the NYSE on the 15th of the month is $35.00. We then multiply the 20 units held on the 15th by the unit value of $35.00 and calculate a payment to you in the amount of $700. This is the amount of your payment for the month.

	We then make your allocation change to Sub-account B, and determine the number of units in Sub-account B worth $700. Assuming the unit value of Sub-account B is $25.00, you will now have 28 units in Sub-
	account B ($700 divided by $25 = 28).     For future months, your
	payments will be based upon the 28 units held in Sub-account B multiplied by the unit value of Sub-account B. Therefore, your payments will fluctuate based on the performance of Sub-account B.

-------------------------------------------------------------------------------
                                 3. PURCHASE
-------------------------------------------------------------------------------

PURCHASE PAYMENTS
You may purchase a contract with a minimum initial Purchase Payment of $10,000. Additional Purchase Payments of $10,000 or more may be added at anytime during the Accumulation Phase. We will not accept any purchase payments that are less than $10,000.

Any Purchase Payment in excess of $1 million requires our prior approval.

Your initial Purchase Payment is normally credited to your contract within two Business Days of our receipt. If your initial Purchase Payment is not accompanied by all the information we need to issue your contract, we will contact you to get the additional information. If we cannot get all the required information within five Business Days, we will either return your Purchase Payment or get your permission to keep it until we have received the necessary information. In most situations, your Contract Date is the date your initial Purchase Payment and all required information are received at First Symetra. We reserve the right to reject any application by an Owner or Annuitant who is ineligible for this Contract, any incomplete application, any Purchase Payment which does not meet the minimum payment amount shown on the contract data page, and any Purchase Payment in excess of $1 million dollars. If we do not accept a Purchase Payment, we will return it within five business days.

ALLOCATION OF PURCHASE PAYMENTS
You tell us how to apply your initial Purchase Payment by specifying your desired allocation among the available Sub-accounts on the contract application. Unless you tell us otherwise, subsequent Purchase Payments will be allocated in the same proportion as your most recent Purchase Payment (unless that was a Purchase Payment you directed us to allocate on a one-time-only basis). You may change the way subsequent Purchase Payments are allocated by providing us with written instructions, by telephoning us, or, if available, electronically by the Internet if we have your written authorization to accept telephone or Internet instructions. See "Transfers" as discussed in Section 4.

Once we receive a Purchase Payment, it is effective and valued as of the next close of the NYSE. This is usually 4:00 p.m. eastern time. If for any reason the NYSE is closed when we receive your Purchase Payment, it will be valued as of the close of the NYSE on its next regular Business Day. Processing of Purchase Payments may be delayed by circumstances outside our control - for example, if your registered representative does not forward applications or Purchase Payments to us promptly. In addition, if your Purchase Payment is received without the necessary information we need to process it, processing delays will occur as we attempt to contact you to get the necessary information. If we cannot get all the required information within five Business Days, we will either return your Purchase Payment or get your permission to keep it until we have received the necessary information.

ACCUMULATION UNITS
The value of your contract will go up or down depending upon the investment performance of the Sub-account(s) you choose. In order to keep track of this we use a unit of measure called an Accumulation Unit. During the Income Phase, we call the unit of measure an Annuity Unit.

We calculate the value of an Accumulation Unit for each Sub-account as of the time the NYSE closes each day. To determine the current Accumulation Unit value, we take the prior day's Accumulation Unit value and multiply it by the Net Investment Factor for the current day. Changes in the Accumulation Unit value reflect the investment performance of each Sub-account as well as the deductions for insurance and other charges. The value of an Accumulation Unit will usually go up or down from day to day.

The Net Investment Factor is used to measure the daily change in Accumulation Unit value for each Sub-account. The Net Investment Factor equals:

	-	the net asset value per share of a Sub-account at the end
		of the current day plus the per share amount of any dividend or income distributions made by the Sub-account that day; divided by

	-	the net asset value per share of a Sub-account at the end
		of the prior day plus the per share amount of any dividend or income distributions made by the Sub-account that day, minus

	-	the daily insurance charges and any taxes First Symetra
		may incur on earnings attributable to the applicable contracts, expressed as a percentage of the total net assets of the Sub-account.

When you make Purchase Payments or transfers into a Sub-account, we credit your contract with Accumulation Units. We determine the number of Accumulation Units to credit by dividing the amount of the Purchase Payment allocated to a Sub-account by the value of the Accumulation Unit for that particular Sub-account. Similarly, when you request a withdrawal or a transfer of money from a Sub-account, we deduct from your contract Accumulation Units representing the withdrawal amount.

Example: Assume that on Monday we receive a $1,000 Purchase Payment from you before the NYSE closes. You have told us you want this to go to the Vanguard VIF- Equity Index Sub-account. When the NYSE closes on that Monday, we determine that the value of an Accumulation Unit for the Vanguard VIF-Equity Index Sub-account is $34.12. We then divide $1,000 by $34.12 and credit your contract on Monday night with 29.31 Accumulation Units for the Vanguard VIF- Equity Index Sub-account.

RIGHT TO EXAMINE
You may cancel the contract without charge by returning it to us or to your registered representative within the period stated on the front page of your contract. We include a refund of all charges that may have been deducted from your contract if you request to cancel your contract during this period. This period will be at least 10 days. You will receive your Contract Value as determined on the date you return your contract, plus a refund for any
fees and charges deducted.   For an IRA contract returned to us within seven
days after you receive it, we are required to refund the full amount of your Purchase Payment. Because of the market risks associated with investing in the Sub-accounts, the Contract Value returned may be more or less than the Purchase Payments you have paid.

-------------------------------------------------------------------------------
                           4. SUB-ACCOUNT OPTIONS
-------------------------------------------------------------------------------

SUB-ACCOUNT OPTIONS
During the Accumulation Phase, you may allocate your Purchase Payments and Contract Value to any of the Sub-accounts available under the contract.
Each Sub-account purchases the shares of one underlying Portfolio that has it own investment objective. The Portfolios are not offered directly to the public, but are available to life insurance companies as investment options for variable annuity and variable life insurance contracts.

The following Portfolios are currently offered to contract Owners. The name, investment objective, and investment adviser of the Portfolios offered under this contract are listed below. There is no assurance that any of the Portfolios will achieve their stated objective. You can find more detailed information about the Portfolios, including a description of risks and expenses, in the prospectuses for the Portfolios, which can be obtained without charge by contacting our Administrative Office. You should read those prospectuses carefully before investing. The Portfolio information below was provided by the Portfolios. We have not independently verified the accuracy of the information.

PORTFOLIO NAME				INVESTMENT OBJECTIVE			INVESTMENT ADVISER
----------------------------------------------------------------------------------------------------------------------
Fidelity[registered trademark symbol]Variable Insurance Products
----------------------------------------------------------------------------------------------------------------------
Fidelity VIP Index 500 Portfolio 	Fidelity VIP Index 500 Portfolio seeks 	Geode Capital Management, LLC
					investment results that correspond
					to the total return of common stocks
					publicly traded in the United States,
					as represented by the S&P 500.
---------------------------------------------------------------------------------------------------------------------
Fidelity VIP Money Market Portfolio 	Fidelity VIP Money Market Portfolio 	Fidelity Management & Research Company
					seeks as high a level of current income
					as is consistent with preservation of
					capital and liquidity.
----------------------------------------------------------------------------------------------------------------------
Financial Investors Variable Insurance Trust
----------------------------------------------------------------------------------------------------------------------
Ibbotson Aggressive Growth ETF Asset  	The Portfolio seeks to provide 		ALPS Advisers, Inc.
Allocation Portfolio			investors with capital appreciation.
----------------------------------------------------------------------------------------------------------------------
Ibbotson Balanced ETF Asset Allocation 	The Portfolio seeks to provide 		ALPS Advisers, Inc.
Portfolio				investors with capital appreciation
					and some current income.
----------------------------------------------------------------------------------------------------------------------
Ibbotson Conservative ETF Asset		The Portfolio seeks to provide 		ALPS Advisers, Inc
 Allocation Portfolio 			investors with current income and
					preservation of capital.	.
----------------------------------------------------------------------------------------------------------------------
Ibbotson Growth ETF Asset Allocation  	The Portfolio seeks to provide 		ALPS Advisers, Inc.
Portfolio				investors with capital appreciation.
----------------------------------------------------------------------------------------------------------------------
Ibbotson Income and Growth ETF Asset 	The Portfolio seeks to provide 		ALPS Advisers, Inc
Allocation Portfolio 			investors with current income and
					capital appreciation.  	.
----------------------------------------------------------------------------------------------------------------------
The Ibbotson Portfolios listed above are "Fund-of-Funds" and seek to achieve their  investment objective by investing primarily in portfolios of underlying exchange-traded funds (each, an "Underlying ETF" and collectively, the "Underlying ETFs"). These Underlying ETFs, in turn, invest in a variety of U.S. and foreign equity, debt and money market securities in an attempt to approximate the investment performance of the applicable benchmark.
----------------------------------------------------------------------------------------------------------------------
Vanguard Variable Insurance Fund Portfolios
----------------------------------------------------------------------------------------------------------------------
Vanguard VIF - Balanced Portfolio	The Balanced Portfolio seeks to provide Vanguard Group, Inc.
					long-term capital appreciation and
					reasonable current income.
----------------------------------------------------------------------------------------------------------------------
Vanguard VIF - High Yield Bond 		The High Yield Bond Portfolio seeks 	Vanguard Group, Inc.
Portfolio				to provide a high level of current
					income.
----------------------------------------------------------------------------------------------------------------------
Vanguard VIF - International Portfolio	The International Portfolio seeks to 	Vanguard Group, Inc.
					provide long-term capital appreciation.
----------------------------------------------------------------------------------------------------------------------
Vanguard VIF - Mid-Cap Index Portfolio	The Mid-Cap Index Portfolio seeks to 	Vanguard Group, Inc.
					track the performance of a benchmark
					index that measures the investment return
					mid-capitalization stocks.
----------------------------------------------------------------------------------------------------------------------
Vanguard VIF - REIT Index Portfolio	The REIT Index Portfolio seeks to 	Vanguard Group, Inc.
					provide a high level of income and
					moderate long-term capital appreciation
					by tracking the performance of a benchmark
					index that measures the performance of
					publicly traded equity REITs.
----------------------------------------------------------------------------------------------------------------------
Vanguard VIF - Total Bond Market Index 	The Total Bond Market Index Portfolio 	Vanguard Group, Inc.
Portfolio  				seeks to track the performance of a broad,
					market-weighted bond index.
----------------------------------------------------------------------------------------------------------------------
Vanguard VIF - Total Stock Market 	The Total Stock Market Index Portfolio 	Vanguard Group, Inc.
Index Portfolio 			seeks to track the performance of a
					benchmark index that measures the
					investment return of the overall stock
					market.  The Total Stock Market Index
					Portfolio is a "fund of funds," which
					means that it achieves its objective by
					investing in two other mutual funds
					rather than in individual securities.
----------------------------------------------------------------------------------------------------------------------

In addition to the Separate Account, the Portfolios may sell shares to other separate investment accounts established by us or by other insurance companies to support variable annuity contracts and variable life insurance contracts or qualified retirement plans. It is possible that, in the future, material conflicts could arise as a result of companies or plans sharing investments in the same Portfolio. For more information about the risks associated with the use of the same funding vehicle for both variable annuity and variable life insurance contracts of various insurance companies and/or qualified retirement plans, see the prospectuses of the Portfolios that accompany this prospectus or that are available upon request.

The investment performance for the Portfolios may differ substantially from publicly traded mutual funds with similar names and objectives. There can be no assurance, and we make no representation that the investment performance of the Portfolios will be comparable to any other Portfolio, even those with the same investment objectives and policies and advisor or manager.

We may receive payments or revenues from some or all of the Portfolios or their investment advisors, administrators, and/or distributors (or their affiliates) in connection with administrative or other services provided with respect to the Portfolios. The amounts we receive, if any, may be different for different Portfolios, and may depend on how much of our Contract Value is invested in the applicable Portfolios.

CHANGES TO THE SUB-ACCOUNTS
We reserve the right to add, combine, restrict, or remove any Sub-account in which any Portfolio is invested as an investment option under your contract. If any shares of the Portfolios are no longer available, or if in our view no longer meet the purpose of the contract, it may be necessary to substitute shares of another Portfolio. New or substitute Portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers. It may also be necessary to close Portfolios to allocations of new Purchase Payments by existing or new contract Owners and we reserve the right to do so at any time and in our discretion. We will seek prior approval of the SEC (to the extent required by law) and give you notice before making any changes to the investment options.

VOTING RIGHTS
First Symetra is the legal owner of the Portfolios' shares. However, when a Portfolio solicits proxies in connection with a shareholder vote, we are required to ask you for instructions as to how to vote those shares. The Portfolio shares are voted in accordance with the instructions we receive from you. We vote portfolio shares for which no timely instructions are received in proportion to the voting instructions that are received with respect to that Portfolio. For this reason, a small number of contract owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

We may, if required by regulatory officials, disregard contract Owners' voting instructions if such instructions would require us to vote the shares so as to cause a change in sub-classification or investment objectives of one or more of the Portfolios, or to approve or disapprove an investment advisory agreement. In addition, we may under certain circumstances disregard voting instructions that would require changes in the investment policy or investment advisor of a Portfolio, or violate state or federal law, provided that we reasonably disapprove of such changes in accordance with applicable regulations. If we ever disregard voting instructions, contract Owners will be advised of that action and of our reasons for doing so in our next report to contract Owners.

TRANSFERS
During the Accumulation Phase you can transfer money among the Sub-accounts 12 times per Contract Year free of a transfer charge. We measure a Contract Year from the anniversary of your Contract Date. Each additional transfer in a Contract Year may have a charge of $10 or 2% of the amount transferred whichever is less.

The minimum amount you can transfer out of any Sub-account at one time is $500, or the entire value of the investment option if less. If a transfer will result in the remaining balance in a Sub-account being less than $500, you must transfer the entire amount out of the Sub-account. The minimum you can transfer into any Sub-account is $50.

We may accept transfers by signed written request or at our discretion, by telephone, or, if available, electronically by the Internet. Each transfer must identify:

	-	your contract;

	-	the amount of the transfer; and

	-	which Sub-accounts are affected.

Transfers by telephone will be accepted if we have properly signed authorization on record. You may authorize someone else to make transfers by telephone on your behalf. Transfers by Internet will be accepted if you provide us with certain identification information, including a personal identification number ("PIN"). However, we do not accept transfer requests sent by e-mail. Transfer instructions you send electronically through the Internet are considered to be received by us at the time and date stated on the electronic acknowledgement we return to you. If you do not receive an electronic acknowledgement, you should telephone us as soon as possible.

Although we use reasonable procedures, including recording all telephone instructions and requiring certain personal information to prevent unauthorized account access, we cannot assure you that telephone or Internet activity will be completely secure or free of delays or malfunctions. If you choose to make transfers by telephone or Internet, you must be willing to assume the risk of loss that may occur despite our reasonable efforts to verify identity. We are not responsible for the negligence or wrongful acts of third parties.

We cannot guarantee that telephone transactions will always be available.
For example, our offices may be closed during severe weather emergencies, or there may be interruptions in telephone service beyond our control. Moreover, if the volume of calls is unusually high, we may not have someone immediately available to receive your order.

Likewise, we cannot guarantee that online transactions processed via the Internet will always be possible. Telephone and computer systems, whether yours, your Internet service provider's, your registered representative's, or First Symetra's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request.

You also should protect your PIN because self-service options will be available to anyone who provides your PIN. We will not be able to verify that the person using your PIN and providing instructions is you or a person authorized by you.

SCHEDULED TRANSFERS
You can choose among several investment strategies that are available at no charge. We may impose restrictions on the number of scheduled transfers that can be initiated during each Contract Year or on the Sub-accounts available for scheduled transfers. If such restriction is imposed or we change the Sub-accounts available, we will notify you in writing. Once started, Dollar Cost Averaging and Appreciation Sweep scheduled transfers may stop if an unscheduled transfer or withdrawal is made from the "source" Sub-account and will otherwise continue until you instruct us to stop or all money has been transferred out of the "source" Sub-accounts. Scheduled transfers will not count against your 12 free transfers and are available at no charge.

	Dollar Cost Averaging. This strategy is designed to achieve a lower average cost per unit over time. It does not assure a profit or protect against a loss. Investing should continue at a consistent level in both market ups and downs. You can systematically transfer set amounts of at least $500 each month or quarter from any Sub-account to any of the other Sub-accounts. If you choose to transfer amounts among more than one Sub-account, transfer into each Sub-account must be at least $50. If a transfer will result in the remaining balance in a Sub-account being less than $500, you must transfer the entire amount out of the Sub-account.

	Appreciation Sweep. If your balance in the Fidelity VIP Money Market Portfolio is at least $10,000, you can instruct us to automatically transfer earnings (any gain in the portion of your Contract Value allocated to the Fidelity VIP Money Market Portfolio) to the other Sub-accounts monthly, quarterly, semi-annually, or annually. Appreciation Sweep cannot be used to transfer money to the Fidelity VIP Money Market Portfolio.Sub-account Rebalancing. After your money has been invested, the investment performance of the Sub-accounts may cause the percentage in each Sub-account to change from your original allocations. If your Contract Value is at least
	$10,000, you can instruct us to adjust your investment in the Sub-accounts to maintain a predetermined mix quarterly, semiannually, or annually. Sub-account Rebalancing can be used with Dollar Cost Averaging or Appreciation.


LIMITS ON EXCESSIVE TRANSFERS AND MARKET TIMING ACTIVITY
Effects of Excessive Transfers and Market Timing Activity. The contract and the Portfolios are not designed for excessive short term trading or professional market timing, or for organizations or other persons that make large, or frequent transfers. Frequent transfers between and among the Sub-accounts may be disruptive to Portfolio management strategies by causing forced and unplanned Portfolio turnover, and increased trading and transaction costs. In addition, these activities may require a Portfolio to maintain liquid assets rather than investing them for growth, resulting in lost opportunity costs that must be indirectly borne by contract Owners. These disruptive activities may increase expenses and adversely affect Portfolio performance, thereby negatively impacting long-term contract Owners.

Detection and Deterrence.   First Symetra discourages and does not
accommodate frequent transfers or market timing activity. Due to the potential adverse consequences to contract Owners, we have established certain policies and procedures to aid us in detecting and deterring contract Owners that may be engaging in frequent trading and/or market timing activities. These policies and procedures may restrict or eliminate the right to make transfers among Sub-accounts if such trades are executed by you, a market timing firm or other third party authorized to initiate transfers or exchange transactions on your behalf.

More specifically, our procedures detect market timing by monitoring for any two Sub-account transfer requests between the same two Sub-accounts within a five Business Day period. When we identify a second transfer within five days of the first, we will review those transfers to determine if, in our judgment, you are engaging in market timing activity. We will particularly scrutinize transactions involving those Sub-accounts that are subject to abuse by market timing strategies, such as those Sub-accounts that have an international investment profile. For example, if you transfer from Vanguard VIF - International Sub-account to Fidelity VIP Money Market Portfolio followed by a transfer from Fidelity VIP Money Market Portfolio to Vanguard VIF - International Sub-acount within five Business Days, we may conclude that you are engaging in market timing. We may aggregate transfers made in two or more contracts that we believe are connected in applying the procedures we employ to deter market timing.

In addition, our procedures include reviewing trading volumes every day in each Sub-account offered in your contract. We will note large or unusual trading volumes and determine if a pattern of frequent transfers is being made in particular Sub-accounts by particular contract Owners.

If we conclude that market timing or other disruptive trading patterns are being transacted by you (whether or not your transfers took place within five days), we will limit you to one transfer in each 30-day period starting from the date of the transfer that we determined was a market timing transfer and continuing for six months thereafter. If transfer instructions are inadvertently accepted from you after you have been identified as a market timer, we will reverse the transaction within 1 to 2 Business Days.

In our sole discretion, we may revise our procedures at any time without prior notice to better detect and deter market timing or other disruptive trading to comply with regulatory requirements and/or to impose additional or alternate restrictions such as imposing dollar or percentage limits on transfers. If we modify our procedures, they will be applied uniformly to all contract Owners.

If a transfer request is rejected or your transfer privileges have been restricted for any reason, we will attempt to inform you or your authorized agent by phone the next Business Day. If we do not succeed in reaching you or your authorized agent by phone, we will send a letter to your address of record. Our policies regarding transfer restrictions and rejections are applied uniformly, and we do not make exceptions for particular contract Owners.
We will use our best efforts to prevent market timing and other abusive trading practices, but the determination of whether market timing is occurring is subjective. We may not be able to detect all market timers or short term traders, and we may not be able to prevent transfers by those we do detect.
In addition, the terms of the contract may also limit our ability to restrict or deter harmful transfers. If we are unable to detect or prevent market timing, the effect of such market timing may result in additional transaction costs for the Portfolios and dilution of long-term Portfolio Owners' returns. Thus, your Contract Value may be lower due to lower returns in your Sub-account investments.

Underlying Portfolio Frequent Trading Policies.  The Portfolio managers to whom we submit purchase and redemption orders may also detect large or unusual patterns of trades submitted by us on behalf of all our variable annuity contract Owners and variable life policy Owners. Those Portfolio managers may require us to investigate whether any of our contract Owners are engaged in market timing or other similar activity and to cooperate with them to discourage such activity. If the Portfolio managers believe you are engaged in market timing activity they may block you from making transfers
or purchases to their portfolios.    In addition, Federal regulations require
us to provide individual transaction and contract owner information to the
Portfolio managers when requested.   The Portfolios to whom we submit purchase
and redemption orders may adopt unique policies and procedures designed to deter excessive trading or market timing. Those policies and procedures, when applicable, are described in the prospectuses for each of the Portfolios available for investment by you. In cases of large or frequent transfers, the Portfolio managers or First Symetra may reject trades that are determined to be detrimental to other Portfolio shareholders or violate the Portfolios' policies and procedures. Therefore, we reserve the right to reject, without prior notice, any transfer request to a Sub-account that invests in the
Portfolio if the Portfolio   manager rejects such trade or the trade violates
a Portfolio's policies and procedures. If a Portfolio refuses to accept a transfer request we have already processed, we will reverse the transaction within 1 to 2 Business Days. We will notify you or your authorized agent in writing or by phone if your transfer has been rejected or reversed. We further reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying Portfolio. Omnibus Order. Contract Owners and other persons with material rights under the contracts also should be aware that the purchase and redemption orders received by the underlying Portfolios generally are "omnibus" orders from intermediaries such as retirement plans and Separate Accounts funding variable contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual Owners of variable contracts. The omnibus nature of these orders may limit the underlying Portfolios' ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying Portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying Portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage frequent transfer activity, it will affect other Owners of underlying Portfolio shares, as well as the Owners of all of the variable annuity contracts (or variable life policies), including ours, whose variable investment options correspond to the affected underlying Portfolios. In addition, if an underlying Portfolio believes that an omnibus order we submit may reflect one or more transfer requests from Owners engaged in frequent transfer activity, the underlying Portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request. If an underlying Portfolio rejects an omnibus order, we will notify you of the actions taken that affect your request.

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                           5. CHARGES AND EXPENSES
-------------------------------------------------------------------------------

There are charges and other expenses associated with the contract that reduce the return on your investment in the contract. These charges and expenses are:

INSURANCE CHARGES
Each day we make deductions for our insurance charges. We do this as part of our calculation of the value of Accumulation and Annuity Units. Insurance charges include the mortality and expense risk charge and the asset-related administration charge described below.

	Mortality and Expense Risk Charge. The mortality and expense risk charge is equal, on an annual basis, to 1.10% of the average daily net assets of each Sub-account. This charge compensates us for the mortality and expense risks we have under all Focus contracts. Our mortality risk arises from our obligations to make annuity payments for the life of the annuitant and to pay death benefits prior to the Annuity Date. Our expense risks under the contracts include the risk that the current charges will not be sufficient in the future to cover the cost of administering the contract. If the charges under the contract are not sufficient, then we will bear the loss. If the charges are more than sufficient, we will retain the excess and may use it for any purpose, including additional distribution expenses. The rate of the mortality and expense risk charge will not be increased for the life of the contract.

	Asset-Related Administration Charge.  The asset-related
	administration charge is based on  your Contract Value at the start
	of each Contract Year.   Over time, your Contract Value may
	fluctuate up and down and therefore, the asset-related administration charge may vary each Contract Year. The maximum charge is equal, on an annual basis, to 0.40% of the average daily net assets of each Sub-account, and declines as shown in the schedule below.

	Contract Value			Charge
	$0 to $99,999.99		0.40%
	$100,000.00 to $249,999.99	0.35%
	$250,000.00 to $499,999.99	0.25%
	$500,000.00 to $999,999.99	0.15%
	$1 million or more		0.05%

	Since this charge is an asset-based charge, the amount of the charge associated with your particular contract may have no relationship to the administrative costs actually incurred. This charge, together with the annual administration maintenance charge (see below), is for all the expenses associated with contract administration. Some of these expenses are: preparation of the contract; confirmations and statements; maintenance of contract records; personnel costs;
	legal and accounting fees; filing fees; and computer and system costs. If this charge and the annual administration maintenance charge are not enough to cover the costs of the contract in the future, we will bear the loss. The rates in the asset-related administration charge schedule shown above will not be changed for the life of the contract.

OPTIONAL BENEFIT CHARGES
You may elect an optional benefit which requires an additional charge. The optional benefit available is Guaranteed Minimum Death Benefit Age Extension rider ("GMDB - Age Extension"). If you elect this rider, we will deduct an additional charge which is equal, on an annual basis, to 0.10% of the average daily net assets of each Sub-account. The charge is for the cost and risk associated with offering the GMDB- Age Extension.

ANNUAL ADMINISTRATION MAINTENANCE CHARGE
During the Accumulation Phase we will deduct a $40 annual administration maintenance charge from your contract on the last day of each Contract Year and if you withdraw the entire Contract Value. We will not deduct this charge if your Contract Value is at least $50,000 when the deduction is to be made.

SURRENDER CHARGE
A surrender charge may be assessed on withdrawals in excess of your free withdrawal amount that is described below. This charge is for expenses incurred in connection with the promotion, sale, and distribution of the contracts. If the surrender charge is insufficient, excess amounts resulting from the mortality and expense risk charge may be used to recover these expenses.

The contract bases the surrender charge on the length of time each Purchase Payment is in your contract. Each Purchase Payment begins a new surrender charge period.  The surrender charge is stated as a percentage of the amount
withdrawn, including the amount deducted for the surrender charge.   It
starts at 7% and declines as follows:
--------------------------------------------------------------------------------
	Complete
        Years
        Elapsed        0    1	 2    3	   4	5     6	   7
        Since
        Purchase
        Payment
	Received
--------------------------------------------------------------------------------
	Surrender
        Charge
	(as a 	      7%  7%	7%   6%	   6%	5%    4%    0%
        Percentage
        of Purchase
        Payment)
--------------------------------------------------------------------------------

Unless you tell us otherwise, when the withdrawal is for only part of the value of your contract, the surrender charge is deducted from the withdrawal amount prior to us making a payment to you. For the purpose of calculating the charge, we treat Purchase Payments as being withdrawn on a first-in, first-out basis meaning the oldest Purchase Payment is considered to be withdrawn first, the next oldest Purchase Payment is considered to be withdrawn next, and so on. See Appendix A for an example of how the Surrender charge is applied.

We will not assess the surrender charge for:

	-	annuity payments;

	-	Repetitive Withdrawals taken over life expectancy;

	-	eligible healthcare confinement withdrawals; and

	-	death benefits.

We may reduce or eliminate the amount of the surrender charge when the contract is sold under other circumstances which reduce our sales expense. See Section 9 - Other Information.

FREE WITHDRAWAL AMOUNT
Your contract has a free withdrawal amount. There is no surrender charge on the first 10% of your Contract Value withdrawn in a Contract Year. In addition, there is no withdrawal charge on the first withdrawal you make in a Contract Year, but the surrender charge may apply.

WITHDRAWAL CHARGE
We will deduct a separate withdrawal charge equal to $25 after the first withdrawal in a Contract Year unless the withdrawal is taken through electronic funds transfer (EFT). Unless you tell us otherwise, this charge is deducted from the remaining value in your contract.

We will not deduct this charge for annuity payments, Repetitive Withdrawals, or if you withdraw the entire Contract Value. See Section 7 - Access To Your Money for a discussion of Repetitive Withdrawals.

TRANSFER CHARGE
You can make 12 free transfers every Contract Year. If you make more than 12 transfers in a Contract Year, we will deduct a transfer charge equal to $10 or 2% of the amount that is transferred whichever is less. The transfer charge is educted from the Sub-account that you transfer your funds from. If you transfer the entire balance from an investment option, the transfer fee is deducted from the amount transferred.

If the transfer is part of Dollar Cost Averaging, Appreciation Sweep, Sub-account Rebalancing, or First Symetra approved asset allocation programs, it will not be counted as part of your 12 free transfers.

INCOME OR OTHER TAXES
Currently we do not pay income or other taxes on earnings attributable to your contract. However, if we ever incur such taxes, we reserve the right to deduct them from your contract.

PORTFOLIO EXPENSES
There are deductions from and expenses paid out of the assets of the various Portfolios. These expenses are summarized in the Fee Table of this prospectus. For more detailed information, you should refer to the Portfolio prospectuses.
-------------------------------------------------------------------------------
                                  6. TAXES
-------------------------------------------------------------------------------

This section and additional information in the SAI discuss how federal income tax applies to annuities in general. This information is not complete and is not intended as tax advice. Tax laws and their interpretations are complex and subject to change. No attempt is made to discuss state or other tax laws. First Symetra does not guarantee the tax treatment of any contract or any transaction involving a contract. You should consult a competent tax adviser about your individual circumstances.

ANNUITY CONTRACTS IN GENERAL
Under the Code, you generally do not pay tax on contract earnings until received. Different tax rules apply to Purchase Payments and distributions depending on how you take money out and whether your contract is qualified or non-qualified.

Earnings for corporate owned contracts and other contracts not owned for the benefit of natural persons are generally taxed as ordinary income in the current year. Exceptions may apply.

DEATH BENEFITS
The rules governing taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as lump sum or annuity payments. Estate or gift taxes may also apply.

QUALIFIED CONTRACTS
Contracts purchased as an Individual Retirement Annuity ("IRA"), Roth IRA, SIMPLE IRA, SEP IRA, Tax Sheltered Annuity ("TSA"), Roth TSA, or other retirement plan, are referred to as qualified contracts because they are qualified under the Code to provide tax deferral for retirement purposes.
You do not have to purchase an annuity contract to qualify for the tax deferral offered by these retirement plans. There may be other investment vehicles that can be purchased for your retirement plan. However, an annuity contract has features and benefits other than tax deferral that may make it an appropriate investment for your retirement plan. You should consult your tax adviser regarding these features and benefits before you buy a qualified contract.

Qualified contracts are subject to special rules and limits on Purchase Payments and distributions that vary according to the type of retirement plan. Ineligible or excess contributions to certain retirement plans can result in substantial penalties and possible loss of the contract's or retirement plan's qualified status. Tax penalties of 10% or more, may apply to certain distributions; for example if you are under age 59 1/2 and not disabled as defined by the Code. There may be substantial penalties if you fail to take required minimum distributions, usually beginning by age 70 1/2.

Furthermore, under final regulations issued by the Internal Revenue Service, the value of "other benefits" provided under annuity contracts are included for purposes of calculating required minimum distributions. These other benefits include the value of any guaranteed minimum death benefits provided under your contract. These benefits will be considered in calculating required minimum distributions and do impact the amount of your required minimum distribution. If you are purchasing a qualified contract, you should consult a tax adviser.

To the extent Purchase Payments have a zero cost basis (were made with pre-tax dollars), distributions will be taxed as ordinary income. In some cases, you must satisfy retirement plan or Code requirements before you take money out. For example, the Code restricts certain withdrawals from TSAs.

WITHDRAWALS FROM ROTH IRAS AND ROTH TSAS
Qualified distributions from Roth IRA and Roth TSA annuities are entirely federal income tax free. A qualified distribution requires that the individual has held the Roth IRA or Roth TSA for at least five years and, in addition, that the distribution is made after the individual reaches age 59 1/2, on account of the individual's death or disability, or, for Roth IRAs only, as a qualified first-time home purchase, subject to $10,000 lifetime maximum, for the individual, or for a spouse, child, grandchild, or ancestor.

WITHDRAWALS FOR INVESTMENT ADVISER FEES
Withdrawals from non-qualified contracts for the payment of investment adviser fees will be considered taxable distributions from the contract. The Internal Revenue Service has held, however, that the payment of investment adviser fees rom a tax-qualified contract need not be considered a distribution for income tax purposes if certain requirements are met. You should consult a competent tax adviser for details.

NON-QUALIFIED CONTRACTS
Contracts purchased with after-tax money and not part of an IRA, Roth IRA, SIMPLE IRA, SEP IRA, TSA, Roth TSA, or other retirement plan, are referred to as non-qualified contracts and receive different tax treatment than qualified contracts. Your cost basis equals the total amount of the after-tax Purchase Payments remaining in the contract.

The Code generally treats distributions as coming first from earnings and then from Purchase Payments. Contracts issued by the same insurer to the same Owner in the same year are treated as one contract for tax purposes. Distributions from non-qualified contracts are taxed as ordinary income to the extent they are attributable to earnings. Since you have already been taxed on the cost basis, distributions attributable to Purchase Payments are generally not taxed.

There may be a 10% tax penalty on earnings withdrawn before you reach age 59 1/2. Certain exceptions apply, such as death or disability as defined by the Code.

TAXATION OF ANNUITY PAYMENTS
Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your after-tax investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

EXCHANGES
From time to time we may offer programs under which certain variable annuity contracts previously issued by us may be exchanged for the contracts offered by this prospectus. These programs will be made available on terms and conditions determined by us, and any such programs will comply with applicable law. We believe the exchanges will be tax free for Federal income tax purposes; however, you should consult your tax adviser. Generally you can exchange one non-qualified contract for another in a tax-free exchange under
Section 1035 of the Code. In addition, if your contract is a qualified contract, then it will generally qualify as a tax free rollover or transfer.

 Before making an exchange, you should compare both contracts carefully. You may have to pay a surrender charge on your existing annuity contract, other charges may be higher (or lower), and the benefits may be different. You should not exchange another variable annuity contract for this one unless you determine that, after knowing all the facts, the exchange is in your best interest.

DIVERSIFICATION
Variable annuity contracts receive tax deferral as long as the Sub-accounts meet diversification standards set by Treasury Regulations. This favorable tax treatment allows you to select and make transfers among Sub-accounts without paying income tax until you take money out.

We believe the Sub-accounts offered under the contract are being managed to comply with existing standards. To date, neither Treasury Regulations nor the Code give specific guidance as to the circumstances under which your contract might lose its tax favored status as an annuity because of the number and type of Sub-accounts you can select from, and the extent to which you can make transfers. If issued, such guidance could be applied either prospectively or retroactively and result in you being treated as the owner of the Separate Account investments, thereby resulting in the loss of the favorable tax treatment as an annuity contract. Due to the uncertainty in this area, we reserve the right to modify the contract in an attempt to maintain favorable tax treatment.

TAX WITHHOLDING
Generally, federal income tax is withheld from the taxable portion of withdrawals at a rate of 10%. Withholding on periodic payments as defined by the Code is at the same rate as wages. Typically, you may elect not to have income taxes withheld or to have withholding done at a different rate.
Certain distributions from 403(b) plans which are not directly rolled over to another eligible retirement plan or IRA, are subject to a mandatory 20% withholding.
-------------------------------------------------------------------------------
                           7. ACCESS TO YOUR MONEY
-------------------------------------------------------------------------------

Under your contract, money may be accessed:

	-	by withdrawing all or some of your money during the
		Accumulation Phase;

	-	by taking Repetitive Withdrawals (described below);

	-	by receiving payments during the Income Phase (see
		Section 2 - Annuity Payments); or

	-	when a death benefit is paid to your Beneficiary (see
		Section 8 - Death Benefit).

During the Accumulation Phase, you can withdraw all or a portion of the amount available under your Contract by writing to us. Withdrawals must be at least $500, or the Contract Value if less. Unless you tell us otherwise, partial withdrawals will be made pro rata from each investment option. If a withdrawal would result in the remaining balance in a Sub-account being less than $500, you must transfer the entire amount out of the Sub-account. Once we receive your request, withdrawals from the Sub-accounts will be effective as of the next close of the NYSE.

A withdrawal may have a surrender charge, a withdrawal charge, and, if you withdraw the entire Contract Value, an annual administration maintenance charge. An example of how the charges are applied to a withdrawal are shown in Appendix A. Unless you tell us otherwise, when the withdrawal is for only part of the value of your contract, the charges are deducted from the withdrawal amount prior to us making a payment to you. There are situations
where all or some of these charges don't apply.   See Section 5 - Charges &
Expenses for a discussion of the applicable charges.

Withdrawals may be restricted or prohibited by the terms of qualified contracts.


HEALTHCARE CONFINEMENT
There is no surrender charge on withdrawals you make while you are confined in an eligible healthcare facility or within 60 days after your release.
In order to be eligible for this waiver, we must receive proof that your confinement has continued for 30 or more consecutive days and that your confinement began after your Contract Date. If you are confined to a healthcare facility on the Contract Date, you are not eligible for this waiver of surrender changes until after the first Contract Year. The 30-day period may be satisfied by confinement in a combination of hospitals, nursing homes, or home care. Separate periods of confinement occurring within 6 months of the start of a previous 30 consecutive day period of confinement for the same or related condition will be considered the same confinement.

A new 30 consecutive day period will be applied for a confinement due to a new or non-related cause or to a confinement occurring more than six months from the most recent confinement for the same or related condition.
 Please see your contract for more information.

REPETITIVE WITHDRAWALS
Repetitive withdrawals allow you to automatically withdraw payments of a pre-determined dollar amount or fixed percentage of Contract Value that you request from a specified Sub-account monthly, quarterly, semi-annually or annually. You may request repetitive withdrawals by writing to us. Repetitive withdrawals may be used to avoid tax penalties for premature withdrawals or to satisfy distribution requirements of certain retirement plans. To do this they must be a series of substantially equal withdrawals made at least annually and based on:

	-	your life expectancy; or

	-	the joint life expectancy of you and a Beneficiary.

You may begin repetitive withdrawals based on life expectancy by providing us with your gender and verification of age in order for us to calculate the monthly, quarterly, or annual withdrawal amount. Repetitive withdrawals that are based on life expectancy may allow you to avoid the early withdrawal tax penalty of 10% that you would otherwise pay for taking withdrawals prior to age
59 1/2.   If you take additional withdrawals or otherwise modify or stop these repetitive withdrawals, however, there may be tax consequences and penalties. You should talk to your tax advisor for more information on taking repetitive withdrawals to avoid the 10% tax penalty.

If you make repetitive withdrawals that are not based on life expectancy, the same restrictions, income taxes, and tax penalties that apply to any other withdrawals also apply to repetitive withdrawals.

TSA WITHDRAWAL RESTRICTIONS
Withdrawals attributable to salary reduction contributions to TSAs for years after 1988 and any earnings accrued after 1988, cannot be taken out unless:

	-	you attain age 59 1/2;

	-	you leave your job;

	-	you die or become disabled as defined by the Code;

	-	you experience a qualifying hardship (applies to
		contributions only);

	-	you divorce and a distribution to your former spouse is
		permitted under a Qualified Domestic Relations Order; or

	-	you are a member of the National Guard or Reserves, are
		called to active duty and request a qualified reservist distribution.

Tax penalties may apply to withdrawals. Restrictions on withdrawals from TSAs do not affect rollovers or transfers between certain retirement plans.

MINIMUM VALUE REQUIREMENTS
You must withdraw the entire amount out of an investment option if, after a withdrawal, the remaining value in the investment option would be less than $500. Similarly, you must withdraw the entire Contract Value and your contract will terminate if, after a withdrawal, the remaining Contract Value would be less than the minimum, if any, stated in your contract. However, negative investment performance alone will not cause a forced withdrawal.

Withdrawals, including any charges, reduce the number of Accumulation Units and the death benefit. Income taxes, tax penalties and certain restrictions may also apply. See Section 6 - Taxes.

SURRENDERING YOUR CONTRACT
You can surrender you contract at any time before you begin to receive annuity payments. For a surrender to be effective, we must receive your written request at our Administrative Office. If you surrender your contract, you may incur a urrender charge, a withdrawal charge, and an annual administration maintenance charge. We will determine your surrendered value as of the date of receipt of your request. All benefits will terminate as of the date we receive the required information.
-------------------------------------------------------------------------------
                            8. DEATH BENEFIT
-------------------------------------------------------------------------------

There are two available death benefit options under the contract. The guaranteed minimum death benefit is the standard death benefit under the contract. You may elect an optional death benefit called the Guaranteed Minimum Death Benefit - Age Extension for an additional charge. In either case, the death benefit is calculated as described below.

CALCULATION DATE
We will calculate the death benefit on the date we receive proof of death and a completed claim form from the beneficiary of record (if there are multiple beneficiaries, we will calculate the death benefit when we receive this documentation from the first beneficiary). If we have been notified of a death but have not received a claim form from any beneficiary of record, we will calculate the death benefit on the six-month anniversary of the date of death. Similarly, if we are notified more than six months after the date of death, we will back date the calculation to the six-month anniversary of the date of death. In both of these situations, we calculate the death benefit based upon the value of the accumulation units on the six month anniversary of the date of death. This is to limit the risk we assume by providing a death benefit under the contract and can help protect Contract Values from fluctuations in the performance of the Sub-accounts after the contract owner's death.

The death benefit is subject to investment performance and applicable contract charges until the date payment is made. This value will usually go up or down. Thus, we should be notified of a death as promptly as possible to limit the risk of a decline in benefit value.

PAYMENT OF THE DEATH BENEFIT
We will pay the death benefit upon receipt at our Administrative Office of proof of death acceptable to us, such as a certified copy of a death certificate, plus written instructions regarding payment of the death benefit proceeds. If there are multiple recipients of the death benefit proceeds, we will pay the death benefit portions upon receipt of the election by each eligible recipient. The amount of the death benefit will include any interest required by state law.

Under a non-qualified contract, the death benefit may be paid as:

	1)	a lump sum payment or series of withdrawals that are completed
		within five years from the date of death; or

	2)	annuity payments made over the Beneficiary's life or life
		expectancy.

To receive annuity payments, the Beneficiary must make this election within 60 days from our receipt of proof of death. Annuity payments must begin within one year from the date of death. Once annuity payments begin they cannot be changed.

Under a qualified contract, different death benefit elections may be available depending upon the retirement plan.

If the age of the Annuitant or contract Owner has been misstated on the contract application, the amount of any death benefit payable shall be determined based upon the correct age of the Annuitant or contract Owner.

Spousal Continuation Option
A spouse who is entitled to receive a death benefit may have the option to continue the contract. The spousal continuation option is only available one time on the contract. By continuing a contract, a spouse is not forced to make a withdrawal and therefore is able to maintain the tax benefits of the ontract.

Death During The Accumulation Phase
If any Owner dies during the Accumulation Phase, the death benefit is payable to the:

	-	surviving Owner; or if none, then

	-	surviving primary Beneficiary; or if none, then

	-	surviving contingent Beneficiary; or if none, then

	-	estate of the last Owner to die.

If the Owner is a non-natural person (e.g., a corporation or trust), the death of any Annuitant is treated as the death of the Owner. Therefore, a surviving Annuitant on a contract owned by a non-natural person may not receive any benefits upon the death of the other Annuitant, since the benefit will be paid to the primary Beneficiary of the contract.

If an Annuitant dies during the Accumulation Phase, the Owner may designate a new Annuitant. If an Annuitant is not designated, the Owner will be named as an Annuitant.

Death During The Income Phase
If the Annuitant dies during the Income Phase, no death benefit is paid, however, annuity payments may still be payable depending on which annuity option was selected. Payments after the Annuitant's death will only continue if the Life Annuity with Guaranteed Period, Joint and Survivor
Life Annuity or Period Certain annuity option was selected. We will pay the remaining annuity payments in accordance with the option chosen and only for the period remaining in the option. For example, if an Annuitant dies in year 6 with annuity payments being made over a guaranteed period of 10 years, we will continue making payments for four more years (the end of the 10 year period). The remaining annuity payments will be distributed at least as rapidly as under the annuity option then in effect.

The right to change the payee for remaining annuity payments is determined as follows:

	-	surviving Owner; or if none, then

	-	surviving primary Beneficiary; or if none, then

	-	surviving contingent Beneficiary; or if none, then

	-	estate of the last Owner to die.

GUARANTEED MINIMUM DEATH BENEFIT
The guaranteed minimum death benefit is initially equal to your first Purchase Payment and is immediately increased by additional Purchase Payments and reduced proportionately for withdrawals. After such withdrawals, the guaranteed minimum death benefit will be recalculated by multiplying the prior guaranteed minimum death benefit by the ratio of the Contract Value after the withdrawal to the Contract Value before the withdrawal.

Example:   Assume Purchase Payments total $100,000, the Contract Value is
$125,000 and a $10,000 gross withdrawal is requested. After the withdrawal, the guaranteed minimum death benefit will be $92,000, which we calculate as follows:

	-	$100,000 (amount of Purchase Payment)  multiplied by;

	-	$115,000 (Contract Value after withdrawal) divided by
		$125,000 (Contract Value before withdrawal).


Calculation of Death Benefit
If the sole Owner or oldest joint Owner is under age 75 at the time of death, the death benefit on the calculation date is the sum of:

	1)	the current Contract Value; plus

	2)	any excess of the guaranteed minimum death benefit over the
		current Contract Value.

If the sole Owner or oldest joint Owner is age 75 or older at the time of death, the death benefit is the current Contract Value.

The guaranteed minimum death benefit is always calculated on the life of the oldest original Owner, as shown on the original application for this contract. The amount payable on the death of any Owner other than the oldest original Owner will be the current Contract Value. If the oldest original Owner ceases to be an Owner of the contract, the guaranteed minimum death benefit will be terminated. Therefore, Ownership changes will have an impact on your contract and you should consult your agent or other advisor if you have questions.

If within 6 months of the date of death we receive due proof of death cceptable to us and written direction from at least one eligible recipient of the death benefit regarding how to pay the death benefit payment and the guaranteed minimum death benefit exceeds the Contract Value, we will add money to your contract in order to satisfy the guaranteed minimum death benefit. The money added will be allocated to the investment options, in the same manner as Purchase Payments. For limitations on the amount we will add, please see Limitations on Death Benefit described below.

If on the 6-month anniversary of the date of death we have not received all the information needed to process the death claim and the guaranteed minimum death benefit exceeds the Contract Value, we will credit the difference with interest at the Fidelity VIP Money Market-Initial Class Sub-account rate from the 6-month anniversary until the date we receive the required information. At that time we will allocate this additional amount, with the credited interest, to the Sub-account options in the same proportion that Purchase Payments were last allocated. Thereafter, the Contract Value will be subject to investment performance and applicable contract charges until the date payment is made.

OPTIONAL DEATH BENEFIT

Guaranteed Minimum Death Benefit Age Extension ("GMDB-Age Extension")
The GMDB - Age Extension is an optional death benefit available under the contract. This optional death benefit allows you to extend the application of any guaranteed minimum death benefit until age 95. If you are under age 75 on the issue date of the contract, you may elect this rider. If the contract is owned by joint owners, both owners must be under age 75 as of the issue date of the contract to elect this rider. You may only elect this rider at the time you purchase the contract. If you elect this rider, it will replace the basic guaranteed minimum death benefit described above and we will deduct an additional charge.

If you have elected this rider and the sole Owner or oldest joint Owner is under age 95 at the time of death, the death benefit is the sum of:

	1)	the current Contract Value; plus

	2)	any excess of the guaranteed minimum death benefit over the
		Contract Value.

If the sole Owner or oldest joint Owner is age 95 or older at the time of death, the death benefit is the current Contract Value as of the date indicated above under "Calculation of Death Benefit".

LIMITATION ON DEATH BENEFIT
At most, one guaranteed minimum death benefit will be paid during the life of the contract. In addition, the maximum amount that we will add to your contract in order to satisfy the guaranteed minimum death benefit is limited to a total of $1 million.

BENEFICIARY
Upon the death of a joint owner, all rights under the contract pass to the surviving owner and no death benefit is paid. If there is no surviving joint owner, or the contract is owned by a single owner, the right to receive the death benefit or to change the payee for remaining annuity payments will pass to the Beneficiary as elected on the contract application (or Beneficiary designated on our records, if changed by you at a later date). You may change the Beneficiary at any time by sending us a signed and dated request. You may designate an irrevocable Beneficiary on your contract. An irrevocable Beneficiary is one who must consent in writing to any future Beneficiary changes. A new Beneficiary designation revokes any prior designation. We are not responsible for the validity of any Beneficiary designation nor for any actions we may take prior to receiving and recording a Beneficiary change. Since Beneficiaries have no rights under your contract until your death, they should notify us of a death as promptly as possible.

-------------------------------------------------------------------------------
                           9. OTHER INFORMATION
-------------------------------------------------------------------------------

FIRST SYMETRA
First Symetra National Life Insurance Company of New York is a stock life insurance company which was organized under the laws of the state of New York on April 23, 1987. First Symetra writes individual and group life, accident and health insurance and annuities. First Symetra is licensed to do business in the state of New York and is a wholly-owned subsidiary of Symetra Life Insurance Company. Symetra Life Insurance Company was incorporated as a stock life insurance company under Washington law on January 23, 1957 under the name Safeco Life Insurance Company. On or about August 2, 2004, Symetra Financial Corporation, a financial services holding company, became the owner of Safeco
Life Insurance Company.   On September 1, 2004, Safeco Life Insurance Company
changed its name to Symetra Life Insurance Company. Symetra Life Insurance Company is a wholly owned subsidiary of Symetra Financial Corporation.

SEPARATE ACCOUNT
We established First Symetra Separate Account S (formerly First Safeco Separate Account S) ("Separate Account") under New York insurance law on February 2, 1995. The Separate Account holds the assets that underlie Contract Values invested in the Sub-accounts. The Separate Account was registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended on November 29, 1996.

Under New York law, the assets in the Separate Account are the property of First Symetra. However, assets in the Separate Account that are attributable to contracts are not chargeable with liabilities arising out of any other business we may conduct. Income, gains and losses (realized and unrealized), resulting from assets in the Separate Account are credited to or charged against the Separate Account without regard to other income, gains or losses of First Symetra. Promises we make in the contract are general corporate obligations of First Symetra and are not dependent on assets in the Separate Account.

CHANGES TO THE SEPARATE ACCOUNT
Where permitted by applicable law, we reserve the right to make certain changes to the structure and operation of the Separate Account. We will not make any such changes without receiving any necessary approval of the SEC and the Insurance Superintendent of the state of New York. We will notify you of any changes in writing. These changes include, among others, the right to:

	-	Transfer assets supporting the contracts from one Sub-account
		to another or from the Separate Account to another Separate
		Account;

	-	Combine the Separate Account with other Separate Accounts,
		and/or create new Separate Accounts;

	-	Deregister the Separate Account, or operate the Separate Account
		as a management investment company, or as any other form permitted by law;

	-	Manage the Separate Account under the direction of a committee
		at any time;

	-	Make any changes required by applicable law or regulation; and

	-	Modify the provisions of the contract to reflect changes to the
		Sub-Accounts and the Separate Account and to comply with applicable law.

Some, but not all, of these future changes may be the result of changes in
applicable laws or interpretations of law.   We reserve the right to make
other structural and operational changes affecting the Separate Account.

DISTRIBUTION (PRINCIPAL UNDERWRITER)
The contracts are distributed by Symetra Securities, Inc. ("SSI"). They are sold by individuals who, in addition to being licensed to sell variable annuity contracts for First Symetra, are also registered representatives of broker-dealers who have a current sales agreement with SSI and First Symetra. SSI is an affiliate of First Symetra and is located at 777 108th Avenue NE, Suite 1200, Bellevue, Washington 98004. It is registered as a broker-dealer with the SEC under the Securities Act of 1934 and is a member of the National Association of Securities Dealers, Inc. No amounts are retained by SSI for acting as principal underwriter for First Symetra contracts.

Registered representatives who solicit sales of the contracts receive a portion of the commission payable to the broker-dealer firm, depending on the agreement between the broker-dealer and the registered representative. A broker-dealer firm or registered representative may receive different commissions for selling one annuity over another annuity and may favor one annuity provider over another due to different compensation rates.

Furthermore, we and SSI offer the contracts through our affiliated broker-dealer, Symetra Investment Services, Inc. ("SIS"). Because of this affiliation, SIS and its registered representatives may favor First Symetra's products. We do not pay SIS different commissions from what we pay unaffiliated broker-dealers, but SIS may pay its registered representatives higher commission for selling First Symetra products rather than another company's annuity product.

We generally pay commissions as a percentage of Purchase Payments invested in the contract. At the option of the broker-dealer, we may pay lower compensation on Purchase Payments but pay a periodic asset-based commission beginning after the first Contract Year. The amount and timing of the commission may differ depending on the agreement between us and the broker-dealer but is not expected to be more than 5.5% of Purchase Payments.
We may also pay additional commission if you choose to receive your Contract Value in the form of a fixed annuity option. We do not expect this commission to exceed 1.25% of the Contract Value applied to purchase a fixed annuity option. In addition, allowances, and bonuses may be paid to broker-dealers and/or other distributors of the contracts.
A bonus dependent upon persistency is one type of bonus that may be paid.
To the extent permitted by NASD rules, promotional incentives or payments may also be provided to broker-dealers based on sales volumes, the assumption of holesaling functions or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the contracts. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

This contract does not assess a front-end sales charge. You indirectly pay for commissions and other sales expenses primarily, but not exclusively, through: the surrender charge and the mortality and expense risk charge. We may also pay for sales and distribution expenses out of any payments we or SSI receive from the underlying Portfolios for providing administrative, distributionand other services to the Portfolios.

AMENDMENTS TO THE CONTRACT
We reserve the right to amend the contract to meet the requirements of applicable federal or state laws or regulations. You will be notified in writing of any changes, modifications or waivers.

LEGAL PROCEEDINGS
There are no legal proceedings to which the Separate Account or SSI is a party. Although the outcome of any litigation cannot be predicted with certainty, at the present time it appears that there are no pending or threatened lawsuits that are likely to have a material adverse effect on the Separate Account, on First Symetra's ability to meet its obligations under the contract, or on SSI's ability to perform under its principal underwriting agreement.

RIGHT TO SUSPEND ANNUITY PAYMENTS, TRANSFERS, OR WITHDRAWALS
We may be required to suspend or postpone payment of annuity payments, transfers, or withdrawals from the Sub-accounts for any period of time when:

	-	the NYSE is closed (other than customary weekend or holiday
		closings);

	-	trading on the NYSE is restricted;

	-	an SEC declared  emergency exists such that disposal of or
		determination of the value of the Sub-accounts is not reasonably practicable; or

	-	the SEC, by order, so permits for your protection.

Federal laws designed to counter terrorism and prevent money laundering by criminals might, in certain circumstances, require us to reject a Purchase Payment and/or "freeze" your contract. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, or death benefits, make transfers, or continue making payments under an annuity payment option. We may also be required to provide additional information about you or your contract to government regulators.

REDUCTION OF CHARGES OR ADDITIONAL AMOUNTS CREDITED
Under some circumstances we may expect to experience lower costs or higher revenues associated with issuing and administering certain contracts. For example, sales expenses are expected to be less when contracts are sold to a large group of individuals. In these situations, we may have lower administrative costs due to the ability to centralize communications with one large group rather than individualized communications. Thus administrative tasks, such as the processing forms and handling of Purchase Payments,
withdrawals and surrenders may be administered more efficiently.   Under
such circumstances we may pass a portion of these anticipated savings on to you by reducing Owner transaction charges (including the surrender charge).

We may also take such action in connection with contracts sold to our officers, directors, and employees and their family members, employees of our affiliates and their family members, and registered representatives and employees of broker-dealers that have a current selling agreement with us. In each circumstance such actions will be reasonably related to the savings or revenues anticipated and will be applied in a non-discriminatory manner. These actions may be withdrawn or modified by us at any time.

WEBSITE  INFORMATION
You can find more information about the First Symetra Focus Variable Annuity contract as well as other products and financial services offered by First Symetra National Life Insurance Company of New York on the Internet at http://www.symetra.com. This website is frequently updated with new information and can help you locate a representative near you.

FINANCIAL STATEMENTS
The financial statements of First Symetra and First Symetra Separate Account S are included in the Statement of Additional Information.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION
General Information
Services
Purchase of Contracts
Underwriter
Additional Tax Information
Annuity Provisions
Financial Statements

-------------------------------------------------------------------------------
                                   APPENDIX A
                 CALCULATION OF SURRENDER & WITHDRAWAL CHARGE
-------------------------------------------------------------------------------

EXAMPLE 1 - Surrender Charge Only
Assume you purchase a contract on January 4th with an initial Purchase Payment of $100,000 and allocate the full amount to Sub-account A. Sub-account A has a unit value at the close of business on January 4th of 10.000 so you have 10,000 units of Sub-account A. On July 1st of the same year, you request to withdraw $25,000.

AS OF JULY 1st
	Number of Units Owned					=	10,000
	Unit Value of Sub-account A 				=	$20.00
	Contract Value (# of Units multiplied by Unit Value)	=     $200,000
	10% free withdrawal amount 				=      $20,000

For your requested withdrawal amount of $25,000, you will receive $20,000 (10% of Contract Value) without a surrender charge. The remaining $5,000 will be assessed a surrender charge of 7% because the Purchase Payment has been invested in the contract for less than one year.

	$5,000 times 7%						=      $350.00
	$5,000 -$350.00						=    $4,650.00

After the surrender charge is deducted you will receive a payment of $24,650.00 but a total of $25,000.00 will be removed from your Contract Value. After the withdrawal, your units will have been reduced by 1,250 units and you will own 8,750 units in Sub-account A.

	Amount of Withdrawal divided by Unit Value
	($25,000.00 divided by $20.00)			 	=  1,250 Units

	# of Units Owned Prior to Withdrawal minus the # of Units Reduced by the Withdrawal
	(10,000 minus 1,250)					=  8,750 Units

EXAMPLE 2: Surrender Charge and Withdrawal Charge

Assume that on December 1st of the same year, you request a withdrawal of $20,000. You own 8,750 units of Sub-account A and the value of the Sub-account as of December 1st is $15.00.

	Contract Value (# of Units multiplied by Unit Value)	=     $131,250

	10% free withdrawal amount of current Contract
	Value plus the  previous withdrawals
	($131,250 + $25,000 = $156,250)				=      $15,625

	Previously Requested Withdrawal Amount 			=      $25,000

Because the surrender charge was waived on the first 10% of Contract Value withdrawn during the Contact Year (the July 1st withdrawal of $25,000), the 10% free withdrawal is not available for this withdrawal. The applicable surrender charge is equal to:

	7% of $20,000 						=    $1,400.00

Since this is the second withdrawal during the contract year, a $25.00 withdrawal charge also applies. You receive a payment of $18,575 but $20,000 will be withdrawn from the contract to include the surrender charge ($1,400.00)
and withdrawal charge ($25.00).   After the withdrawal, your units in Sub-
account A are reduced by 1,333.333 units and you will own 7,416.677 units in Sub-account A.

Amount of Withdrawal divided by Unit Value

	($20,000 divided by $15.00)				=1,333.333 Units

	# of Units Owned Prior to Withdrawal minus
	the # of Units Reduced by the Withdrawal
	(8,750 minus 1,333.333)					=      7,416.667
	Units
	Remaining Contract Value  				=	$111,250
 	(Units multiplied by Unit Value)

-------------------------------------------------------------------------------
                                   APPENDIX B
-------------------------------------------------------------------------------
Accumulation Unit Value History

As this is a new product, there is no Accumulation Unit value history.

(cut along dotted line)

If you would like a free copy of the Statement of Additional Information dated May 1, 2007, for this prospectus, please complete this form, detach and mail to:

First Symetra National Life Insurance Company
Of New York
PO Box 34690
Seattle, WA 98124-3882

Please send me a free copy of the Statement of Additional Information for the First Symetra Focus Variable Annuity at the following address:

Name:
Mailing Address:

                     FIRST SYMETRA FOCUS VARIABLE ANNUITY
                     STATEMENT OF ADDITIONAL INFORMATION

       INDIVIDUAL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT
                                   issued by
                        FIRST SYMETRA SEPARATE ACCOUNT S
                                      and
            FIRST SYMETRA NATIONAL LIFE INSURANCE COMPANY OF NEW YORK

This Statement of Additional Information is not a prospectus and should be read in conjunction with the prospectus for the Individual Flexible Premium Deferred Variable Annuity Contract.

The prospectus concisely sets forth information that a prospective investor should know before investing. For a copy of the prospectus, call 1-800-796-3872 or write to First Symetra National Life Insurance Company of New York Retirement Services Department, P.O. Box 3882, Seattle, Washington 98124-3882.

This Statement of Additional Information and the prospectus are both dated May 1, 2007.


                               TABLE OF CONTENTS
	                                                                Page
GENERAL INFORMATION							2
SERVICES								2
	Experts								2
	Independent Registered Public Accounting Firm			2
PURCHASE OF CONTRACTS							2
UNDERWRITER								3
ADDITIONAL TAX INFORMATION						3
	Note								3
	General								3
	Non-Qualified Annuity Contracts					4
	Tax Treatment of Withdrawals - Non-qualified Annuity Contracts	4
	Qualified Contracts						4
	Tax Treatment of Withdrawals - Qualified Contracts		6
	Tax Sheltered Annuities - Withdrawal Limitations		7
	Income Tax Withholding						7
	Diversification							8
ANNUITY PROVISIONS							9
	Annuity Unit Value						9
	Variable Annuity Payments					9
	Fixed Annuity Payments						10
FINANCIAL STATEMENTS							10

                        GENERAL INFORMATION

First Symetra National Life Insurance Company of New York ("First Symetra", "we", and "us"), is a wholly-owned subsidiary of Symetra Life Insurance Company which engages primarily in insurance and financial services businesses. First Symetra National Life Insurance Company was incorporated as a stock life insurance company under New York law on April 23, 1987 under the name First Safeco National Life Insurance Company of New York. On September 1, 2004, First Safeco National Life Insurance Company of New
York changed its name to First Symetra National Life Insurance Company of New York.

We established First Symetra Separate Account S ("the Separate Account") to hold assets that underlie contract values invested in the Sub-accounts. The Separate Account meets the definition of "separate account" under New York State law and under the federal securities laws. The Separate Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. We maintain records of all Separate Account purchases and redemptions of the shares of the Sub-accounts.

Accumulation units and variable annuity payments will reflect the investment performance of the Separate Account with respect to amounts allocated to it. Since the Separate Account is always fully invested in the shares of the Sub-accounts, its investment performance reflects the investment performance of those entities. The values of such shares held by the Separate Account fluctuate and are subject to the risks of changing economic conditions.
The contract owner bears the entire investment risk. There can be no assurance that the aggregate value in the contract and amount of variable annuity payments will equal or exceed the Purchase Payments made under a contract.

                                 SERVICES

Experts
The financial statements listed below and incorporated in the Statement of Additional Information and Registration Statement, have been so incorporated in reliance on the reports of Ernst & Young LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

	-	The financial statements for First Symetra Separate Account S
		as of December 31, 2006 and for each of the two years in the period then ended.

	-	The consolidated financial statements for First  Symetra
		National Life Insurance Company of New York as of December 31, 2006, 2005 and from August 2, 2004 through December 31,
		2004 and the period from January 1, 2004 through August 1,
		2004 (Predecessor).

Independent Registered Public Accounting Firm
The principal business address of Ernst & Young LLP is 999 Third Avenue, Suite 3500, Seattle, WA 98104-4086.

                          PURCHASE OF CONTRACTS

The contracts will be sold by licensed insurance agents in states where the contracts may be lawfully sold. The agents will be registered representatives of broker-dealers that are registered under the Securities Exchange Act of 1934 and members of the National Association of Securities Dealers, Inc. ("NASD").

The amount of the surrender charge on the contracts may be reduced or eliminated when sales of the contracts are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. Any reduction of the surrender charge will be determined by us after examination of all the relevant factors such as:

1.	The size and type of group to which sales are to be made will be
	considered. Generally, the sales expenses for a larger group are less than for a smaller group because of the ability to implement large numbers of contracts with fewer sales contacts.

2.	The total amount of purchase payments to be received will be considered.
	Per contract sales expenses are likely to be less on larger purchase payments than on smaller ones.

3.	Any prior or existing relationship with us will be considered.  Per
	contract sales expenses are likely to be less when there is a prior or existing relationship because of the likelihood of implementing the contracts with fewer sales contacts.

4.	There may be other circumstances, of which we are not presently aware,
	which could result in reduced sales expenses.

If, after consideration of the foregoing factors, we determine that there will be a reduction in sales expenses, First Symetra may provide for a reduction or elimination of the surrender charge.

The surrender charge may be eliminated when the contracts are issued to an officer, director or employee of First Symetra. In no event will reductions or elimination of the surrender charge be permitted where reductions or elimination will be unfairly discriminatory to any person.

                                UNDERWRITER

Symetra Securities, Inc. ("SSI"), an affiliate of First Symetra, acts as the principal underwriter for the contracts pursuant to an underwriter's agreement with us. SSI is located at 777 108th Ave NE, Suite 1200, Bellevue, WA 98004. The contracts issued by the Separate Account are offered on a continuous basis. For the years ended 2006, 2005, and 2004, SSI received $__________, $____________, and $____________ in commissions for the distribution of all annuity contracts funded through the Separate Account. SSI does not retain any portion of the commissions.

                       ADDITIONAL TAX INFORMATION
Note
The following description is based upon First Symetra's understanding of current federal income tax law applicable to annuities in general. Tax laws are complex and subject to change. We cannot predict the probability that any changes in the interpretation of the laws, or the laws themselves, will occur. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. We do not guarantee the tax status of the contracts. Purchasers bear the complete risk that the contracts may not be treated as "annuity contracts" under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described in this Statement of Additional Information or the prospectus may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

General
Section 72 of the Internal Revenue Code of 1986, as amended, ("the Code") governs taxation of annuities in general. An owner is generally not taxed on increases in the value of a contract until distribution occurs, either in the form of a lump sum payment, a withdrawal, or as annuity payments under the option elected. For a lump sum payment received as a total surrender (total redemption), the recipient is generally taxed on the portion of the payment that exceeds the cost basis in the contract. For a partial withdrawal payment, the recipient is taxed as if earnings are withdrawn first before the cost basis of the contract is withdrawn. The cost basis is generally the amount of non-deductible purchase payments which for qualified contracts may be zero. The taxable portion of the lump sum payment is taxed at ordinary income tax rates. Tax penalties may also apply.

For annuity payments, a portion of each payment in excess of an exclusion amount is includable in taxable income. The exclusion amount for payments based on a fixed annuity is determined by multiplying the payment by the ratio that the cost basis of the contract (adjusted for any period certain or refund feature) bears to the expected return under the contract. The exclusion amount for payments based on a variable annuity is determined by dividing the cost basis of the contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the contract has been recovered (i.e. when the total of the excludable amounts equals the investment in the contract) are generally fully taxable. For certain types of retirement plans there may be no cost basis in the contract within the meaning of Section 72 of the Code resulting in the annuity payments being fully includable in taxable income. Owners, payees and beneficiaries under the contracts should seek competent financial advice about the tax consequences of any distributions.

Any death benefits paid under the contract are generally taxable to the beneficiary. The rules governing the taxation of distributions from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate or gift taxes may also apply.

First Symetra is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from First Symetra and its operations form a part of First Symetra.

Non Qualified Annuity Contracts
Individuals may purchase non-qualified annuity contracts without any purchase payment limits imposed under the Code. The purchase payments receive no tax benefit, deduction or deferral, but taxes on the increases in the value of the contract are generally deferred until withdrawn. If the contract value exceeds the aggregate purchase payments made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includable in gross income.

Under Section 72(u) of the Code, the earnings on purchase payments for the contracts will be taxed currently to the owner if the owner is not a natural person, e.g., a corporation or certain other entities. Such contracts will generally not be treated as annuities for federal income tax purposes. This treatment is not applied to contracts held by certain trusts or other entities as an agent for a natural person or to hold qualified retirement plan assets. Purchasers who are not natural persons should consult their own tax counsel or other tax adviser before purchasing a contract.

Under the Code, if two or more non-qualified annuity contracts are purchased from the same company within the same calendar year, they are treated as one annuity contract for purposes of determining the tax consequences of any distribution. As a result, withdrawals from any of such contracts will be taxed based upon the income in all of the contracts aggregated in the same alendar year. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such multiple contracts. For purposes of the aggregation rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. You should consult a tax adviser prior to purchasing more than one annuity in any calendar year.

Tax Treatment of Withdrawals - Non-Qualified Annuity Contracts
In addition to ordinary income tax, withdrawals from the contract may be subject to a ten percent (10%) penalty applied to the income portion of any premature withdrawals. The penalty is not imposed on amounts received:
(a) after the taxpayer reaches age 59 1/2; (b) after the death of the owner;
(c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary; or (e) which are allocable to purchase payments made prior to August 14, 1982. With respect to (d) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or five years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

The above information does not apply to qualified contracts. However, separate tax withdrawal penalties and restrictions may apply to such qualified contracts. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.)

Qualified Contracts

1.	The following describes contracts offered to individual contract
	owners in order to allow individuals to accumulate savings for retirement. If your contract is issued as an Individual Retirement Annuity ("IRA") or Roth Individual Retirement Annuity ("Roth IRA"), then we will issue the contract with language intended to qualify the contract as an IRA or Roth IRA. We will also provide the necessary administrative procedures to administer the IRAs and Roth IRAs in accordance with IRS requirements governing the sponsors of IRAs and Roth IRAs subject to the accuracy and completeness of the information you provide us. For SEP IRAs and SIMPLE IRAs, certain IRS requirements and administrative procedures will be provided by your employer, and your contract may be subject to the terms of the SEP
	IRA or SIMPLE IRA plan.  Contracts issued in connection with SEP
	IRAs and SIMPLE IRAs may include special provisions that may restrict or modify the contract provisions and administrative services in the prospectus.

	a.  	Individual Retirement Annuities

		Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as a traditional IRA. Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Traditional IRAs include the SEP
		IRA and SIMPLE IRA. An employer can establish a SEP IRA or SIMPLE IRA for its employees. Under an employer's SEP IRA or SIMPLE IRA, contributions for each eligible employee can be
		made under a contract issued as an IRA.   Under certain
		conditions, distributions from other IRAs and other retirement plans may be rolled over or transferred on a tax deferred basis into an IRA. Sales of contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment.

	b.	Roth Individual Retirement Annuities

		Section 408A of the Code permits eligible individuals to make nondeductible contributions to Roth IRAs. Section 408A includes limits on how much you may contribute to a Roth IRA and when distributions may commence. Qualified distributions from Roth IRAs are excluded from taxable gross income. "Qualified distributions" are distributions which (a) are made more than five years after the taxable year of the first contribution to a Roth IRA, and (b) meet any of the following conditions; (1) the annuity owner has reached age 59 1/2; (2) the distribution is paid to a beneficiary after the owner's death; (3) the annuity owner is disabled; or (4) the distribution will be used for a first time home purchase. (Qualified distributions for first time home purchases may not exceed $10,000.) Non-qualified distributions are includable in taxable gross income only to the extent that they exceed the contributions made to the Roth IRA. The taxable portion of a non-qualified distribution may be subject to the 10% penalty tax.

	Subject to certain limitations, you may convert a traditional IRA to a Roth IRA. You will be required to include the taxable portion of the conversion in your taxable gross income, but you will not be required to pay the 10% penalty tax.

2.	The following describes contracts offered to participants of
	employer-sponsored retirement plans. Owners, annuitants and beneficiaries are cautioned that benefits under a retirement plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into First Symetra's administrative procedures. Contract owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Contracts issued in connection with retirement plans include special provisions that may restrict or modify the contract provisions and administrative services described in the prospectus. Generally, contracts issued pursuant to retirement plans are not transferable except upon surrender or annuitization.
	The tax rules regarding retirement plans are very complex and will have differing applications depending on individual facts and circumstances.

	On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The contracts sold by First Symetra in connection with retirement plans will utilize annuity purchase rate tables which do not differentiate on the basis of sex.

a.	Tax Sheltered Annuity

	Section 403(b) of the Code permits the purchase of "Tax Sheltered Annuities" ("TSA") by public schools and certain charitable, educational and scientific organizations described in Section
	501(c)(3) of the Code. These qualifying employers may make contributions to the contracts for the benefit of their employees.
	Such contributions are not includable in the gross income of the employees until the employees receive distributions from the contracts. The amount of contributions to the TSA is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. (See "Tax Treatment of Withdrawals-Qualified Contracts" below.) Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

b.	Roth TSA

	Section 402A of the Code permits an employee to designate their contributions to their TSAs as Roth TSA contributions if Roth TSA contributions are permitted by the employer. Roth TSA contributions are includable in gross income and are subject to the TSA limits discussed above. Qualified distributions from Roth TSAs are excluded from taxable gross income. "Qualified distributions" are distributions which (a) are made more than five years after the taxable year for which the employee first designated a contribution as a Roth TSA contribution, and (b) meet any of the following conditions: (1) the annuity owner has reached age 59 1/2; (2) the distribution is paid to a beneficiary after the owner's death; (3) or the annuity owner is disabled. Non-qualified distributions are includable in taxable gross income only to the extent that they exceed the contributions made to the Roth TSA. The taxable portion of a non-qualified distribution may be subject to the 10% penalty tax.

Tax Treatment of Withdrawals   Qualified Contracts
In addition to ordinary income tax,   Section 72(t) of the Code imposes a 10%
penalty tax on the taxable portion of any distribution from certain retirement plans, including contracts issued and qualified under Code Sections 403(b) (Tax Sheltered Annuities and Roth Tax Sheltered annuities), 408 (Individual Retirement Annuities), and 408A (Roth Individual Retirement Annuities). To the extent amounts are not includable in gross income because they have been rolled over to an IRA or to another eligible plan, no tax penalty will be imposed.

The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the owner reaches age
59 1/2; (b) distributions following the death or disability of the owner
(for this purpose disability is as defined in Section 72(m)(7) of the Code);
(c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the owner or the joint lives (or joint life expectancies) of such owner and his or her designated beneficiary; (d) distributions made to the owner who has separated from service after he or she has attained age 55; (e) distributions made to the owner to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the owner for amounts paid during the taxable year for medical care; (f)
distributions made to an alternate payee pursuant to qualified domestic relations order; (g) distributions made to pay health insurance premiums for an unemployed owner; (h) distributions made to pay qualified higher education expenses; (i) distributions made to an owner for first home purchases;
(j) distributions due to an IRS levy; (k) qualified reservist distributions to individuals ordered or called to active duty after 9/11/2001 and before 12/31/2007; and (l) distributions to qualified public safety employees from a governmental defined benefit plan after attaining age 50 and separating
from service.   The exceptions stated in (d), and (f) above do not apply in the case of an IRA or Roth IRA. The exception stated in (c) above applies to an IRA and Roth IRA without the requirement that there be a separation from service. The exceptions stated in (g), (h), and (i) above do not apply in the case of a TSA or Roth TSA. The exception in (k) is retroactive to September 11, 2001; an individual who receives a qualified reservist distribution may repay the distribution without regard to otherwise applicable dollar limits and file a claim for refund of the penalty tax paid at any time during a two year period beginning the day after the end of active duty but not ending before August 17, 2008.

Generally, distributions from a retirement plan must commence no later than April 1st of the calendar year, following the year in which the employee attains age 70 1/2. Distributions from a TSA may, however, be deferred until actual retirement, if later. Such distributions (including distributions from Roth TSAs) must include the present value of any death benefits you have purchased under the contract and must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

Roth IRAs are not subject to the required minimum distribution rule. Distributions from a Roth IRA may be deferred until the death of the owner.

Tax Sheltered Annuities - Withdrawal Limitations
The Code limits the withdrawal of amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 403(b)(11) of the Code) to circumstances only when the owner: (1) attains age 59 1/2; (2) separates from service; (3) dies or becomes disabled (within the meaning of Section 72(m)(7) of the Code); (4) experiences a hardship,
(5) is divorced and the distribution is permitted under a Qualified Domestic Relations Order or (6) is a member of the National Guard or Reserves, is called to active duty and requests a qualified reservist distribution. Withdrawals for hardship are restricted to the portion of the owner's contract value which represents contributions made by the owner and do not include any investment results. The limitations on withdrawals became effective on January 1, 1989 and apply only to salary reduction contributions made after December 31, 1988, to income attributable to such contributions and to income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers or transfers between certain retirement plans. Owners should consult their own tax counsel or other tax adviser regarding any distributions.

Income Tax Withholding
All distributions or any portion(s) thereof which are includable in the gross income of the owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate. Special withholding rules apply to United States citizens residing outside the United States and to non-resident aliens.

Certain distributions from retirement plans qualified under Section 403(b) which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to: a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary; b) distributions for a specified period of 10 years or more; c) distributions which are required minimum distributions; d) the portion of distributions not includable in gross income (i.e. returns of fter-tax contributions); e) hardship distributions; or f) corrective distributions. You should consult your own tax counsel or other tax adviser regarding income tax withholding.

Diversification
Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the contract as an annuity contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to the receipt of payments under the contract. The Code contains a safe harbor provision which provides that annuity contracts such as the contracts meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty five percent (55%) of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies.

The Treasury Department has issued Regulations (Treas. Reg. 1.817 5), which establish diversification requirements for the portfolios underlying variable contracts such as those described in the prospectus. The Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90%
 of the value of the total assets of the portfolio is represented by any four investments.

The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

First Symetra intends that all Sub-accounts underlying the contracts will be managed in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which owner control of the investments of the Separate Account will cause the contract owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of owner control which may be exercised under the contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the contract owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as your ability to transfer among Sub-accounts or the number and type of Sub-accounts available, would cause you to be considered the owner of the assets of the separate account resulting in the imposition of federal income tax with respect to earnings allocable to the contract prior to receipt of payments under the contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the contract owner being retroactively determined to be the owner of the assets of the Separate Account.

Due to the uncertainty in this area, First Symetra reserves the right to modify the contract in an attempt to maintain favorable tax treatment.

                               ANNUITY PROVISIONS

Annuity Unit Value
The value of an annuity unit for each Sub-account on any date varies to reflect the investment experience of the Sub-account, the assumed investment return of 4% on which the applicable Variable Annuity Purchase Rate Table is based, and the deduction for charges assessed and imposed by First Symetra, including a mortality and expense risk charge, asset related administration charge, and, if applicable, a charge for premium taxes.

For any valuation period the value of an annuity unit is determined by multiplying the value of an annuity unit for each Sub-account, as of the immediately preceding valuation period by the Net Investment Factor(s) for the valuation period for which the value is being calculated, and dividing the result by the Assumed Investment Factor to adjust for the assumed investment return of 4% used in calculating the applicable Variable Annuity Purchase Rate Table.

The Net Investment Factor is a number that represents the change in the accumulation unit value of a Sub-account on successive days when the NYSE is open for regular trading. The Net Investment Factor for any Sub-account for any valuation day is determined by taking the accumulation unit value of the Sub-account as of the current valuation day, and dividing it by the accumulation unit value for the preceding day. The Net Investment Factor will likely be different from the Assumed Investment Factor, and therefore the annuity unit value will usually increase or decrease.

The Assumed Investment Factor for a one day valuation period is 1.00010746. This factor neutralizes the assumed investment return of 4% in the Variable Annuity Purchase Rate Table in the contract.

Variable Annuity Payments
The amount of the first annuity payment is based on the annuity option selected, the annuity purchase rate, the age and sex of the Annuitant, and the Annuity Date. The amount of the first payment is the sum of the payments from each Sub-account. We determine the value of each Sub-account used to purchase variable annuity payments (after deduction for premium taxes, if applicable) on the 15th day of the preceding month to the Variable Annuity Purchase Rate Table. This table is contained in the contract and is guaranteed for the duration of the contract.

The number of annuity units attributed to a Sub-account is the amount of the first annuity payment attributable to that Sub-account divided by the value of the applicable annuity unit for that Sub-account as of the 15th day of the month preceding the annuity date. The number of annuity units attributed to the variable annuity payment each month remains constant unless the owner changes Sub-account elections. The value of an annuity unit will usually increase or decrease from one month to the next.

The dollar amount of each variable annuity payment after the first is the sum of the payments from each Sub-account, which are determined by multiplying the number of annuity units credited for that Sub-account by the annuity unit value of that Sub-account as of the 15th of the month preceding the annuity payment.

To illustrate the manner in which variable annuity payments are determined
we have provided the following example.   Item (4) in the example shows the
applicable monthly payment rate (which varies depending on the Variable Annuity Purchase Rate Table used in the contract) for an annuitant with an adjusted age 63, where an owner has elected a variable life annuity with a guaranteed period of 10 years with the assumed investment return of 4%. (The "Life Annuity with Guaranteed Period" option is described in the prospectus).

	(1)	Assumed number of accumulation units in a Sub-account
		on maturity date					25,000

	(2)	Assumed value of an accumulation unit in a Sub-account
		at maturity					       12.5000

	(3)	Cash value of contract at maturity, (1) x (2)	      $312,500

	(4)	Consideration required to purchase $1 of monthly
		annuity from Variable Annuity Purchase Rate Table      $200.20

	(5)	Amount of first payment from a Sub-account,
		(3) divided by (4)				     $1,560.94

	(6)	Assumed value of annuity unit in a
		Sub-account at maturity				       $13.000

	(7)	Number of annuity units attributed to a
		Sub-account, (5) divided by (6)	                       120.072


The $312,500 value at maturity provides a first payment from the Sub-account of $1,560.94, and payments thereafter of the varying dollar value of 120.072 annuity units. The amount of subsequent payments from the Sub-account is determined by multiplying 120.072 units by the value of an annuity unit in the Sub-account on the applicable valuation date. For example, if that unit value is $13.25, the monthly payment from the Sub-account will be 120.072 multiplied by $13.25, or $1,590.95.

However, the value of the annuity unit depends on the investment experience of the Sub-account. Thus in the example above, if the Net Investment Factor for the following month was less than the assumed investment return of 4%, the annuity unit would decline in value. If the annuity unit value declined to $12.75 the succeeding monthly payment would then be 120.072 x $12.75, or $1,530.92.

For the sake of simplicity the foregoing example assumes that all of the annuity units are in one Sub-account. If there are annuity units in two or more Sub-accounts, the annuity payment from each Sub-account is calculated separately, in the manner illustrated, and the total monthly payment is the sum of the payments from the Sub-accounts.

Fixed Annuity Payments
The amount of fixed annuity payments under a life annuity remains constant and is determined by applying the value of the contract used to purchase fixed annuity payments, after deduction for premium taxes, if applicable, to the Fixed Annuity Purchase Rate Table contained in the contract. First Symetra may substitute more favorable payment rates for the rates in the Fixed
Annuity Purchase Rate Table on a non-discriminatory basis.

                         FINANCIAL STATEMENTS

The Audited Consolidated Financial Statements of Symetra Life Insurance Company and Subsidiaries included herein should be considered only as bearing upon the ability of First Symetra to meet its obligations under the contract. They should not be considered as bearing upon the investment experience of the Separate Account or its Sub-accounts.



                        FIRST SYMETRA SEPARATE ACCOUNT S
                                    PART C
                               OTHER INFORMATION



Item 24.  Financial Statements and Exhibits

	a.	Financial Statements The following audited financial statements
		of First Symetra Separate Account S and First Symetra National Life Insurance Company of New York ("First Symetra") are included in the Statement of Additional Information of this Registration
		Statement:

		1.	The most recent audited financial statements of the
			Separate Account as of December 31, 2006 and for each of the years or periods presented.

		2.	The consolidated financial statements of First Symetra
			National Life Insurance Company of New York as of December 31, 2006 and for each of the years in the three-year period ended December 31, 2006.

	b.	  Exhibits

Exhibit 	                    Description	                    Reference
-------------------------------------------------------------------------------

1 	Resolution of Board of Directors of the First Symetra     1/
	authorizing the Separate Account

2	Not Applicable

3	(i)	Principal Underwriter's Agreement		  1/
		Amendment to Principal Underwriter's Agreement	  Filed Herewith
	(ii)	Form of Broker-Dealer Selling Agreement           Filed Herewith


4.	(i)	Individual Flexible Premium Deferred Variable 	  Filed Herewith
		Annuity Contract.
	(ii)	Guaranteed  Minimum Death Benefit - Age           Filed Herewith
		Extension

5.	Application for Annuity Contract.			  Filed Herewith

6.	(i)	Copy of Articles of Incorporation of 		  1/
   		First Symetra
			Amendment to Articles of Incorporation    Filed Herewith
			of First Symetra dated March 4, 1999
			Amendment to Articles of Incorporation    Filed Herewith
			of First Symetra dated September 1, 2004
			Amendment to Articles of Incorporation    Filed Herewith
			of First Symetra dated February 1, 2005

	(ii)	Copy of the Bylaws of First Symetra as            Filed Herewith
		amended January 18, 2005

7.	Not Applicable

8.	Form of Participation Agreement (Fidelity)	          To be filed by
								  Amendment
	Form of Participation Agreement (Vanguard)	          To be filed by
							          Amendment
	Form of Participation Agreement (Ibbotson)	          To be filed by
                                                                  Amendment

9.	Opinion and Consent of Counsel 	                          Filed Herewith

10.	Consent of Ernst and Young LLP, Independent 		  To Be Filed by
        Registered Public Accounting Firm			  Amendment

Exhibit 	                    Description	                    Reference
-------------------------------------------------------------------------------
11.	Not Applicable

12.	Not Applicable

1/	Incorporated by reference to Registrant's Pre-Effective Amendment filed with the Securities and Exchange Commission on June 16, 1995 (File No. 33-60331).



Item 25. Directors and Officers of the Depositor

Set forth below is a list of each director and officer of First Symetra National Life Insurance Company of New York ("First Symetra") who is engaged in activities relating to First Symetra Separate Account S or the variable annuity contracts offered through First Symetra Separate Account S.


Name				Positions with Symetra 			Principal Business Address
----------------------------------------------------------------------------------------------------------
Randall H. Talbot		Director, President			777 108th Avenue NE, Suite 1200
									Bellevue, WA 98004

Roger F. Harbin	Director, 	Executive Vice President 		777 108th Avenue NE, Suite 1200
									Bellevue, WA 98004

Allyn D. Close	Director, 	Senior Vice President 			777 108th Avenue NE, Suite 1200
									Bellevue, WA 98004

George C. Pagos	Director, 	Vice President, General Counsel  	777 108th Avenue NE, Suite 1200
				and Secretary				Bellevue, WA 98004

Jennifer V. Davies		Director, Senior Vice President 	777 108th Avenue NE, Suite 1200
									Bellevue, WA 98004

Margaret A. Meister		Director, Chief Financial Officer, 	777 108th Avenue NE, Suite 1200
				Executive Vice President and  		Bellevue, WA 98004
				Chief Actuary

Colleen M. Murphy		Vice President, Controller, Treasurer 	777 108th Avenue NE, Suite 1200
				and Assistant Secretary			Bellevue, WA 98004


Jon David Parker		Assistant Vice President and Senior 	777 108th Avenue NE, Suite 1200
				Actuary 				Bellevue, WA 98004


Jean B. Liebmann		Assistant Vice President and Actuary	777 108th Avenue NE, Suite 1200
									Bellevue, WA 98004

Michele M. Kemper 		Vice President and  Chief Compliance 	777 108th Avenue NE, Suite 1200
				Officer of the Separate Account		Bellevue, WA 98004


Item 26.  Persons Controlled By or Under Common Control With the
	  Depositor or Registrant

No person is directly or indirectly controlled by First Symetra Separate Account S ("Registrant"). First Symetra established Registrant by resolution of its Board of Directors pursuant to New York law. First Symetra is a wholly owned subsidiary of Symetra Life Insurance Company ("Symetra Life"). Symetra Life is a wholly owned subsidiary of Symetra Financial Corporation. Symetra Financial Corporation is organized under Delaware law. First Symetra is organized under New York law and Symetra Life is organized under Washington law. All subsidiaries of Symetra Financial Corporation are included in
consolidated financial statements.   In addition, First Symetra files a
separate financial statement in connection with its issuance of products associated with its registration statement. Following is the organizational chart of Symetra Financial Corporation.


								             State of
Name					Ownership			   Incorporation	Business
----------------------------------------------------------------------------------------------------------------------
Symetra Financial Corporation		Holding Company				DE	Insurance Holding Company

  Symetra Life Insurance Company	100% Symetra Financial Corporation	WA	Life Insurance Company

    Symetra National Life 		100% Symetra Life Insurance Company     WA	Life Insurance Company
    Insurance Company

    First Symetra National Life		100% Symetra Life Insurance Company	NY	Life Insurance Company
    Insurance Company of New York

  Symetra Assigned Benefits Service     100% Symetra Financial Corporation	WA	Structured Settlements
  Company

  Symetra Administrative Services, Inc.	100% Symetra Financial Corporation	WA	Holding Company

    Employee Benefit Consultants, Inc.	100% Symetra Administrative Services, 	WI	Third Party Administrator
                                                    Inc.
    Wisconsin Pension and Group 	100% Symetra Administrative Services, 	WI	Insurance Agency
    Services, Inc.	                            Inc.

  Symetra Securities, Inc.		100% Symetra Financial Corporation	WA	Broker Dealer/ Underwriter

  Symetra Services Corporation		100% Symetra Financial Corporation	WA	Administrative Services

  Symetra Investment Services, Inc.	100% Symetra Financial Corporation	WA	Broker Dealer

  TFS Training & Consulting, Inc.	100% Symetra Financial Corporation	WA	Training and Consulting

  Clearscape Funding Corporation	100% Symetra Financial Corporation	WA	Structured Settlements Factoring


Item 27.  Number of Contract Owners

As of  March 31, 2007, there were  __________ Contract Owners under the
Registrant.


Item 28.  Indemnification

Under its Bylaws, First Symetra, to the full extent permitted by New York law, shall indemnify any person who was or is a party to any proceeding (whether brought by or in the right of First Symetra or otherwise) by reason of the fact that he or she is or was a director of First Symetra, or, while a director of First Symetra, is or was serving at the request of First Symetra as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him or her in connection with such proceeding.

First Symetra shall extend such indemnification as is provided to directors above to any person, not a director of First Symetra, who is or was an officer of First Symetra or is or was serving at the request of First Symetra as a director, officer, partner, trustee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan. In addition, the Board of Directors of First Symetra may, by resolution, extend such further indemnification to an officer or such other person as it may seem fair and reasonable in view of all relevant circumstances.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of First Symetra pursuant to such provisions of the bylaws or statutes or otherwise, First Symetra has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by First Symetra of expenses incurred or paid by a director, officer or controlling person of First Symetra in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the contracts issued by the Separate Account, First Symetra will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in said Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters

a.	Symetra Securities, Inc., the principal underwriter for the contracts,
	also acts as the principal underwriter for other First Symetra Variable Annuity Contracts.

b.	The following information is provided for each officer and director of
	the principal underwriter:

Name			Positions and Offices
			with Underwriter	     Principal Business Address
--------------------------------------------------------------------------------
Linda C. Mahaffey	Director and President	777 108th Ave NE, Suite 1200
						Bellevue, WA 98004

Roger F. Harbin		Director, Senior Vice  	777 108th Ave NE, Suite 1200
			President		Bellevue, WA 98004

Joanne Salisbury	Vice President, 	777 108th Ave NE, Suite 1200
						Bellevue, WA 98004


LeeAnna G.K. Glessing	Treasurer and 		777 108th Ave NE, Suite 1200
			Financial Principal	Bellevue, WA 98004


Allyn D. Close 		Director		777 108th Ave NE, Suite 1200
						Bellevue, WA 98004

Michael F. Murphy	Chief Compliance 	777 108th Ave NE, Suite 1200
			Officer			Bellevue, WA 98004

Scott L. Bartholomaus	Vice President		777 108th Ave NE, Suite 1200
						Bellevue, WA 98004


c.	During the fiscal year ended December 31, 2006, Symetra Securities,
Inc., received $______________ in commissions for the distribution of certain annuity contracts sold in connection with Registrant of which no payments were retained. Symetra Securities, Inc. did not receive any other compensation in connection with the sale of Registrant's contracts.

Item 30.  Location of Accounts and Records

The accounts, books or documents of the Separate Account required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by Symetra Life Insurance Company at 777 108th Avenue NE, Suite 1200, Bellevue, Washington 98004 pursuant to an administrative services agreement with First Symetra National Life Insurance Company of New York.


Item 31.  Management Services

Not Applicable

Item 32.  Undertakings

1.	The Registrant hereby undertakes to:

	a.	File a post-effective amendment to this registration statement
		as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

	b.	Include either (1) as part of any application to purchase a
		contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

	c.	Deliver any Statement of Additional Information and any
		financial statements required to be made available under this Form promptly upon written or oral request.

Representations

1.	Registrant hereby represents that it is relying upon a No-Action Letter
	issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

	a.	Include appropriate disclosure regarding the redemption
		restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

	b.	Include appropriate disclosure regarding the redemption
		restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

	c.	Instruct sales representatives who solicit participants to
		purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants; and

	d.	Obtain from each plan participant who purchases a Section
		403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by
		Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

2.	First Symetra represents that the fees and charges deducted under the
	contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by First Symetra.

				   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets the requirements of Securities Act for effectiveness of this Registration Statement and has caused this Registration Statement to be signed on its behalf, in the City of Bellevue, and State of Washington on this 1st day of February, 2007.

					First Symetra Separate Account S
					Registrant

				By:	First Symetra National Life Insurance Company of New York

				By:	RANDALL H. TALBOT*
                                        -------------------
					Randall H. Talbot, President

					First Symetra National Life Insurance Company of New York
						Depositor

				By:	RANDALL H. TALBOT*
					-------------------
					Randall H. Talbot, President

Pursuant to the requirement of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacities and on the dates indicated.  Those signatures with an asterisk indicate that the signature was supplied by a duly appointed attorney-in-fact under a valid Power of Attorney which is incorporated by reference to Post-Effective Amendment No. 36 to Form N-6 registration statement of Symetra Separate Account SL filed with the SEC on December 19, 2006
(File No. 333-136776).

NAME							TITLE


Allyn D. Close *				Director, Senior Vice President
--------------------------
Allyn D. Close


Jennifer V. Davies *				Director, Senior Vice President
--------------------------
Jennifer V. Davies


Roger F. Harbin *				Director, Executive Vice President
--------------------------
Roger F. Harbin


Margaret A. Meister *				Director, Chief Financial Operator, Executive Vice
--------------------------			President and Chief Actuary
Margaret A. Meister



Colleen M. Murphy *	                	Vice President, Controller, Treasurer and
--------------------------			Assistant Secretary
Colleen M. Murphy


--------------------------	 		Director, Vice President, General Counsel and
George C. Pagos					Secretary


Randall H. Talbot *				Director, President
-------------------------
Randall H. Talbot
